Exhibit 99.1

MANAGEMENT PROXY CIRCULAR

Annual General and Special Meeting – February 28, 2007

TABLE OF CONTENTS

A.	VOTING INFORMATION	1
	SOLICITATION OF PROXIES	1
	APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES	1
	VOTING OF COMMON SHARES – ADVICE TO BENEFICIAL HOLDERS OF SECURITIES	1
	EXERCISE OF DISCRETION BY PROXY HOLDERS	2
	VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES	2
B.	BUSINESS OF THE ANNUAL GENERAL and special MEETING	2
	ELECTION OF DIRECTORS	2
	APPOINTMENT OF AUDITORS	3
	APPROVAL OF RESTATED AND AMENDED GENERAL BY-LAWS OF THE CORPORATION	3
	APPROVAL of AMENDMENTs TO THE 2006 PLAN AND THE 2002 PLAN	3
	SHAREHOLDER PROPOSALS	7
C.	BOARD OF DIRECTORS	7
	BIOGRAPHIES	7
	BOARD OF DIRECTORS MEETINGS HELD AND ATTENDANCE RECORD	11
D.	DIRECTOR AND EXECUTIVE COMPENSATION	12
	COMPENSATION OF DIRECTORS	12
	SUMMARY OF COMPENSATION OF DIRECTORS FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2006	12
	SUMMARY TABLE OF COMPENSATION OF DIRECTORS FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2006	13
	STATEMENT OF EXECUTIVE COMPENSATION	13
	SUMMARY COMPENSATION TABLE	14
	PERFORMANCE GRAPH	15
	EMPLOYMENT CONTRACTS	15
	DIRECTORS AND OFFICERS LIABILITY INSURANCE	16
	2002 PLAN AND 2006 PLAN – FISCAL YEAR 2006	16
	OPTION GRANTS TO NAMED EXECUTIVE OFFICERS DURING FISCAL YEAR 2006	18
	OPTIONS EXERCISED BY NAMED EXECUTIVE OFFICERS DURING FISCAL YEAR 2006 AND YEAR-END OPTION VALUES	19
	STOCK PARTICIPATION PLANS	19
E.	OTHER INFORMATION	20
	BOARD MANDATE	20
	BOARD COMMITTEE MANDATES	21
	AUDIT COMMITTEE	21
	REPORT OF THE COMPENSATION COMMITTEE	21
	REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE	24
	STATEMENT OF CORPORATE GOVERNANCE PRACTICES	25
	AMENDMENT TO THE MEETING AGENDA	34
	APPROVAL OF THE DIRECTORS	34
SCHEDULE A - RESOLUTION FOR ADOPTION OF BY-LAW NO.1-2006		35

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- ii -

A.	VOTING INFORMATION

SOLICITATION OF PROXIES

This Management Proxy Circular (the “Circular”) is provided in connection with the solicitation by the management of Axcan Pharma Inc. (“Axcan” or the "Corporation") of proxies to be used at the Annual General and Special Meeting of Shareholders of the Corporation to be held on Wednesday, February 28, 2007 at the time, place and for the purposes stated in the foregoing Notice, and at any adjournment thereof (the "Meeting").

While proxies will be solicited primarily by mail, certain employees of Axcan may also solicit proxies in person or by telephone. Axcan retained the services of Kingsdale Shareholder Services Inc. to aid in the solicitation of proxies. The cost of soliciting proxies will be borne by Axcan.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

A shareholder has the right to appoint a person to represent him/her at the Meeting other than the representatives designated in the enclosed form of proxy. Such right may be exercised by crossing out the names of the persons specified in the second paragraph in the proxy and by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

The proxy should be signed and deposited with Computershare Trust Company of Canada by mail at:

Computershare Trust Company of Canada

Proxy Department, 9th Floor

100 University Avenue

Toronto, Ontario M5J 2Y1

or faxed to 1-866-249-7775, so as to arrive not later than 5:00 p.m. (Montreal time) on February 26, 2007, or if the Meeting is adjourned, not later than 5:00 p.m. (Montreal time) on the business day (excluding Saturdays and holidays) before the reconvening of the Meeting.

If the shareholder is an individual, the individual should sign his or her name exactly as the shares are registered.

If the shareholder is a corporation, the form of proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

If shares are registered in the name of an executor, administrator or trustee, such person should sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature, and evidence of authority to sign on behalf of the shareholder must be attached to the form of proxy.

In many cases, shares beneficially owned by a holder are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Beneficial holders should, in particular, review the heading “Voting of Common Shares - Advice to Beneficial Holders of Securities” in this Circular and carefully follow the instructions of their intermediaries.

A proxy is revocable. The giving of a proxy will not affect the right of a shareholder to attend and vote in person at the Meeting. A shareholder, or his attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including the depositing of an instrument or revocation in writing at the Corporation’s head office, located at 597 Laurier Boulevard, Mont-Saint-Hilaire, Quebec, J3H 6C4, Canada, at any time up to and including the day preceding the Meeting, or any adjournment thereof.

VOTING OF COMMON SHARES - ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is of significant importance to many shareholders, as a substantial number of the shareholders hold common shares through brokers and their nominees and not in their own name. Shareholders who do not hold their common shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only shareholders whose names appear on the records of the Corporation as registered holders of common shares can deposit proxies that can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered under the name of the shareholder of the Corporation. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. Shares held by brokers or their nominees can only be voted (FOR or withheld from voting) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting shares for their clients.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder on how to vote on behalf of the Beneficial Shareholder. A Beneficial Shareholder receiving a proxy from an intermediary cannot use that proxy to vote shares directly at the Meeting, rather the proxy must be returned to the intermediary well in advance of the Meeting in order to have the shares voted.

EXERCISE OF DISCRETION BY PROXY HOLDERS

The persons whose names are printed on the accompanying form of proxy will, on a show of hands or any ballot that may be called for, vote, withhold from voting or vote against a motion or proposal in respect of the shares for which they are appointed proxy holder in accordance with the direction of the shareholder appointing them. If no choice is specified by the shareholder, then such shares will be voted “FOR” the election of directors proposed by Management, “FOR” the reappointment of Raymond Chabot Grant Thornton as the Auditors of the Corporation, “FOR” the resolution to approve the new general by-laws of the Corporation also referred to as By-Law No. 1-2006 (“By-Law No. 1-2006”), “FOR” the resolution to approve an amendment to the Corporation’s 2006 Stock Incentive Plan (the “2006 Plan”) and “FOR” the resolution to approve an amendment to the Corporation’s Stock Option Plan as amended and restated on November 12, 2002 (the “2002 Plan”).

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The common shares are the only securities of the Corporation that carry voting rights. As at January 22, 2007, the Corporation had 45,942,105 common shares outstanding.

The holders of common shares of record as at January 23, 2007 (the "Record Date") will be entitled to one vote per common share held. A list of shareholders entitled to vote at the Meeting will be available for inspection by shareholders on and after February 1, 2007 during normal business hours at the offices of Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montreal, Quebec H3A 3S8, and will also be available for inspection at the Meeting.

As at January 22, 2007, to the knowledge of the Corporation’s management, only the following persons owned, directly or indirectly, or who exercised control or direction over more than 10% of the outstanding common shares of the Corporation. In order to provide the timeliest information available regarding principal shareholders, we included ownership information filed on publicly available databases by those shareholders.

Name of the shareholder	Number of common shares owned	Percentage of outstanding common shares
Pennant Capital Management LLC	4,736,700	10.3%

B.	BUSINESS OF THE ANNUAL GENERAL and special MEETING

ELECTION OF DIRECTORS

The Articles of the Corporation stipulate that the Board of Directors (the “Board” or the “Board of Directors”) shall consist of a minimum of three directors and a maximum of twelve directors. Except where the authority to vote in favour of the election of the nominees is withheld, the persons whose name is printed on the enclosed form of proxy intend to vote FOR the election of the nominees whose names are set forth in the following table. Each director elected will hold office until the next annual meeting of shareholders or until that director's successor is duly elected, unless his office is vacated earlier. In the event that prior to the Meeting, any vacancies occur in the list of nominees, it is intended that the discretionary power granted by the form of proxy shall be used by the persons named therein to vote at their discretion for any other person or persons as directors. Management is not aware that any of the nominees as directors is unwilling or unable to serve as director if elected.

Please refer to Section C for each nominee’s biography.

Dr. E. Rolland Dickson	Colin R. Mallet
Jacques Gauthier	François Painchaud
Léon F. Gosselin	Mary C. Ritchie
Louis Lacasse	Dr. Claude Sauriol
Dr. Frank Verwiel	Michael M. Tarnow

APPOINTMENT OF AUDITORS

Raymond Chabot Grant Thornton, chartered accountants, have been the auditors of the Corporation since September 1995.

Audit Fees

Raymond Chabot Grant Thornton billed the Corporation and its subsidiaries U.S.$ 596,000 for professional services rendered for the audit of the Corporation's financial statements for fiscal year 2006 and U.S.$ 358,000 for fiscal year 2005.

Certification Related Fees

Fees billed by Raymond Chabot Grant Thornton for certification and related services were U.S.$ 298,000 for fiscal year 2006 and U.S.$ 40,000 for fiscal year 2005. These services consisted principally of due diligence and consultation on acquisitions and other business transactions, internal control advisory services outside of the scope of the audit and the issuance of consents and comfort letters.

Tax Related Fees

Fees billed by Raymond Chabot Grant Thornton for tax compliance, advice and planning services were U.S.$ 210,000 for fiscal year 2006 and U.S.$ 174,000 for fiscal year 2005. These services consisted principally of tax planning, assistance with preparation of various tax returns, tax services rendered in connection with acquisitions and tax advice on other related matters.

All Other Fees

No fees for other services were billed by Raymond Chabot Grant Thornton for fiscal year 2006 and fees of U.S.$ 2,000 were billed for fiscal year 2005. These services consisted principally of management consulting services that did not involve any of the services that an audit firm is precluded from performing for an issuer whose financial statements it audits as stated in applicable Canadian and U.S. legislation and regulations.

The Audit Committee pre-approved all the services provided by Raymond Chabot Grant Thornton during fiscal year 2006 .

Except where the authority to vote in favour of the appointment of Raymond Chabot Grant Thornton is withheld, the persons whose names appear on the enclosed form of proxy intend to vote FOR the appointment of Raymond Chabot Grant Thornton, chartered accountants, as auditors of the Corporation and to authorize the Board to determine the auditors’ remuneration. The auditors will hold office until the next annual meeting of shareholders or until their successors are appointed.

APPROVAL OF RESTATED AND AMENDED GENERAL BY-LAWS OF THE CORPORATION

As an item of special business, the shareholders will be asked at the Meeting to adopt a resolution, as set out in Schedule A hereto, approving the restated and amended general by-laws of the corporation also referred to as By-Law No. 1-2006, which were approved by the Board on November 29, 2006. To be adopted, the resolution must be approved by a majority of the votes cast on the matter at the Meeting. If approved, By-Law No. 1-2006 will restate, amend and replace By-law No. 1-2002.

By-law No. 1-2006 is set out in Schedule B hereto.

Except where the authority to vote in favour of the By-law No. 1-2006 is withheld, the persons whose name appears on the enclosed form of proxy intend to vote FOR the approval of By-Law No. 1-2006.

APPROVAL OF AMENDMENTS TO THE 2006 PLAN AND THE 2002 PLAN

Amending Procedure

As an other item of special business, the shareholders will be asked at the Meeting to adopt resolutions, as set out in Schedules C and D hereto, approving amendments to the 2006 Plan and 2002 Plan. To be adopted, the resolutions must be approved by a majority of the votes cast on the matter at the Meeting. The amendments to the 2006 Plan and 2002 Plan are necessary following issuance by the Toronto Stock Exchange (“TSX”) of Staff Notice 2006-0001 dated June 6, 2006, which will require shareholders’ approval for all amendments, including ministerial amendments, to security-based compensation arrangements (such as the 2006 Plan and the 2002 Plan) for all issuers that only have “general” amendment provisions in their plans. The amendment provisions of the 2006 Plan and 2002 Plan were adopted by the shareholders and grant the Board a general power of amendment. Pursuant to this power of amendment, the Board may make amendments to the 2006 Plan and 2002 Plan subject to obtaining any required regulatory or shareholders’ approvals. The TSX provided guidance on which types of amendments would require the approval of shareholders or not (TSX Staff Notice 2004-0002 dated December 17, 2004) and the Corporation relied on this when it prepared the 2006 Plan. The TSX, however, has decided to change this practice and will revoke Staff Notice 2004-0002 effective on June 30, 2007. Consequently, the management of the Corporation proposes that the amendment provisions of its stock option plans, that is, section 17 of the 2006 Plan and section 9 of the 2002 Plan, be replaced by new amendment provisions that are reproduced below and set out respectively in Schedules C and D. The new amendment provisions were approved by the Board on November 29, 2006 and were conditionally approved by the TSX, but are subject to approval by the shareholders at the Meeting. The 2006 Plan replaced the 2002 Plan on February 22, 2006. No options were issued pursuant to the 2002 Plan since that date.

2006 Plan

The new proposed section 17 of the 2006 Plan is as follows:

17. Amendment and Termination of the Plan. Subject to the exceptions set out below, the Board may amend, suspend or terminate this Plan, or any portion thereof, at any time, and may do so without shareholder approval, subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without seeking shareholder approval:

(a)

amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and the NASDAQ Stock Market);
(c)	amendments necessary in order for Awards to qualify for favourable treatment under applicable taxation laws;
(d)	amendments respecting administration of the Plan;
(e)	any amendment to the vesting provisions of the Plan or any Award;
(f)

any amendment to the early termination provisions of the Plan or any Award, whether or not such Award is held by an Insider, provided such amendment does not entail an extension beyond the original expiry date;

(g)

any amendment to the termination provisions of the Plan or any Award, other than an Award held by an Insider in the case of an amendment extending the term of an Award, provided any such amendment does not entail an extension of the expiry date of such Award beyond its original expiry date;

(h)

the addition of any form of financial assistance by the Company for the acquisition by all or certain categories of Participants of Shares under the Plan, and the subsequent amendment of any such provisions;

(i)	the addition or modification of a cashless exercise feature, payable in cash or Shares;
(j)	amendments necessary to suspend or terminate the Plan; and
(k)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

Shareholder approval will be required for the following types of amendments:

(i)	amendments to the number of Shares issuable under the Plan, including an increase to a fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage;

(ii)	any amendment to the Plan that increases the length of the Blackout Extension Periods;
(iii)	any amendment which would result in the exercise price for any Option granted under the Plan being lower than the fair market value of the Shares at the time the Option is granted;
(iv)	any amendment which reduces the exercise price or purchase price of an Option held by an Insider;
(v)	any amendment extending the term of an Option held by an Insider beyond its original expiry date except as otherwise permitted by the Plan; and
(vi)	amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX and the NASDAQ Stock Market).

In the event of any conflict between subsections (a) to (k) and subsections (i) to (vi) above, the latter shall prevail.

Except as expressly set forth herein, no action of the Committee, Board or shareholders shall alter or impair the rights of a Participant without the consent of the affected Participant, under any Award previously granted to the Participant.

2002 Plan

The new proposed section 9 of the 2002 Plan is as follows:

9.	AMENDMENT OR DISCONTINUANCE OF THE PLAN.
9.1

Subject to the exceptions set out below, the Board may amend, suspend or terminate this Plan, or any portion thereof, at any time, and may do so without shareholder approval, subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without seeking shareholder approval:

9.1.1

amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

9.1.2	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange and the NASDAQ Stock Market);
9.1.3	amendments necessary in order for options to qualify for favourable treatment under applicable taxation laws;
9.1.4	amendments respecting administration of the Plan;
9.1.5	any amendment to the vesting provisions of the Plan or any option;
9.1.6

any amendment to the early termination provisions of the Plan or any option, whether or not such option is held by an Insider, provided such amendment does not entail an extension beyond the original expiry date;

9.1.7

any amendment to the termination provisions of the Plan or any option, other than an option held by an Insider in the case of an amendment extending the term of an option, provided any such amendment does not entail an extension of the expiry date of such option beyond its original expiry date;

9.1.8

the addition of any form of financial assistance by Axcan for the acquisition by all or certain categories of eligible participants of Common Shares under the Plan, and the subsequent amendment of any such provisions;

9.1.9	the addition or modification of a cashless exercise feature, payable in cash or Common Shares;

9.1.10	amendments necessary to suspend or terminate the Plan; and
9.1.11	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.
9.2	Shareholder approval will be required for the following types of amendments:
9.2.1

amendments to the number of Common Shares issuable under the Plan, including an increase to a fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;

9.2.2	any amendment to the Plan that increases the length of the Blackout Extension Periods;
9.2.3	any amendment which would result in the exercise price for any option granted under the Plan being lower than the fair market value of the Common Shares at the time the option is granted;
9.2.4	any amendment which reduces the exercise price or purchase price of an option held by an Insider;
9.2.5	any amendment extending the term of an option held by an Insider beyond its original expiry date except as otherwise permitted by the Plan; and
9.2.6	amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange and the NASDAQ Stock Market).
9.3	In the event of any conflict between subsections 9.1.1 to 9.1.11 and subsections 9.2.1 to 9.2.6 above, the latter shall prevail.
9.4

Except as expressly set forth herein, no action of the Board or shareholders shall alter or impair the rights of an optionee without the consent of the affected optionee, under any option previously granted to such optionee.

Blackout Period

TSX Staff Notice 2006-0001 dated June 6, 2006 also provides that provisions under a security-based compensation arrangement may extend the term of an option or award if it expires during a self-imposed blackout period (“Blackout Period”) or shortly thereafter, subject to certain conditions, including the approval of shareholders. Consequently, the management of the Corporation proposes amendments to section 15 of the 2006 Plan and section 6.1.2 of the 2002 Plan to allow for an automatic extension of an award or option, where applicable, if such security expires during a Blackout Period or within ten business days of expiry of such Blackout Period. The proposed section 17 of the 2006 Plan and section 9 of the 2002 Plan are set out respectively in Schedules C and D and reproduced below. The amended provisions were approved by the Board on November 29, 2006 and were conditionally approved by the TSX, but are subject to approval by shareholders at the Meeting.

2006 Plan

The proposed section 15(c) of the 2006 Plan is as follows:

15(c). Term of Awards. Each Award Agreement shall, where applicable, specify a term at the end of which the Award expires, subject to earlier termination provisions contained in the Plan. However, if an Award is to expire during a period when the Participant is prohibited by the Company from trading in Shares pursuant to its policies (a “Blackout Period”), or within ten (10) business days of expiry of such Blackout Period, the term of such Award shall automatically be extended for a period of ten (10) business days immediately following the end of the Blackout Period (“Blackout Extension Period”).

2002 Plan

The proposed section 6.1.2 of the 2002 Plan is as follows:

6.1.2.      Option Term - The period during which an option is exercisable shall not, subject to the provisions of the Plan, exceed ten (10) years from the date the option is granted. However, if an option is to expire during a period when the optionee is prohibited by Axcan from trading in Common Shares pursuant to its policies (a

“Blackout Period”), or within ten (10) business days of expiry of such Blackout Period, the term of such option shall automatically be extended for a period of ten (10) business days immediately following the end of the Blackout Period (“Blackout Extension Period”).

The complete texts of the 2006 Plan and the 2002 Plan are available to shareholders on request from the Secretary of the Corporation. Shareholders wishing to receive a copy of the 2006 Plan or the 2002 Plan should contact the Corporation by telephone at (450) 467-5138, by fax at (450) 464-9979 or by e-mail at iadjahi@axcan.com. Summaries of the 2006 Plan and 2002 Plan are respectively set out in Schedules E and F.

Except where the authority to vote in favour of amending the 2006 Plan and 2002 Plan is withheld, the persons whose names appear on the enclosed form of proxy intend to vote FOR these resolutions.

SHAREHOLDER PROPOSALS

Shareholders who wish to submit a proposal for consideration at the next annual meeting to be held in 2008 must do so by submitting them to the attention of the Secretary of the Corporation on or before October 15, 2007, in the manner and subject to the limitations prescribed by the Canada Business Corporations Act.

C.	BOARD OF DIRECTORS

BIOGRAPHIES

The following table sets forth, for each individual nominated by management for election as a director, his or her name, age, municipality of residence, position with the Corporation, the year in which he or she first became a director, principal occupation and, to the knowledge of management, the number of common shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction was exercised by each nominee as at January 22, 2007. Stock Options and Deferred Share Units1 refer to the number of share purchase options of the Corporation and deferred rights to receive common shares held by each nominee. For more recent information, please refer to SEDI (www.sedi.ca).

Dr. E. Rolland Dickson

Director since 2004

Member of the Corporate Governance and Nominating Committee

Independent

Common Shareholdings:

2004: 1,800

2005: 2,000

2006: 1,800

Deferred Share Units: 1,299

Stock Options: 35,000

Dr. E. Rolland Dickson, 73, of Mantorville, Minnesota, USA has served on Axcan’s Board since February 2004. Dr. Dickson was appointed Mary Lowell Leary Professor of Medicine, Emeritus (Honorary Endowed Professorship). He has served in a number of senior leadership positions at Mayo Clinic. He served on the Executive Committee of Mayo’s Institutional Research Committee and Chair of the Fiscal Committee. He has served as a member of the Executive Committee of the Mayo Comprehensive Cancer Center. Earlier in his career, he served as Head of Section in the Division of Gastroenterology and was Director of the Clinical Practice Training Committee. Between 1993 and 2003, he was Director of Development for Medical Education and Research for Mayo Foundation. He was the first Director of the Mayo Clinic Liver Transplantation Program and served on national committees related to liver transplantation. He served as a member of the Board of Trustees of Mayo Foundation between 1999 and 2003 and served as a member of the NIH Digestive Disease Advisory Board between 1991 and 1994.

Dr. Dickson currently serves on the Board of Directors of NeoRx Corporation and of Pathway Diagnostics Corporation, and is a member of the Scientific Advisory Board of Baxter International. Dr. Dickson also serves on the Scientific Advisory Board of Bay City Capital. He is President of Mayo Clinic Stiftung in Frankfurt, Germany and Chairman of the Board of Directors of the A. J. and Sigismunda Charitable Foundation. In May 2006, he received the honorary degree of Master in the American College of Physicians.

_________________________

1 Deferred Share Units are rights to receive common shares of the Corporation that are distributed to a Director upon his or her retirement from the Board or upon his or her death.

Jacques Gauthier Director since 1995 Chairman of the Compensation Committee Independent Common Shareholdings: 2004: 1,000 2005: 1,000 2006: 1,000 Deferred Share Units: 2,445 Stock Options: 61,500

Jacques Gauthier, 79, of Town of Mount-Royal, Quebec, has served on the Board since December 1995. He has held various senior management positions, both in Canada and abroad, with Upjohn Laboratories Inc. and Upjohn International Inc. (now part of Pfizer Inc.). From 1966 to 1971 he was President and Chief Executive Officer of The Upjohn Company of Canada. From 1971 to 1979 he was President and Chief Executive Officer of Upjohn France and Vice-President of the European Division of Upjohn. From 1979 to 1984, he was Group Vice-President and Director of Upjohn International in the United States. In 1984, Mr. Gauthier joined Bio-Méga/Boehringer Ingelheim Research Inc. as President and General Manager until 1995 and served as Chairman of the Board of Directors until 1996.

Mr. Gauthier is currently an advisor to management of the Clinical Research Institute of Montreal (IRCM) and serves on the Board of Directors of the Foundation of the IRCM. He also serves on the Board of a variety of medical and pharmaceutical associations.

Léon F. Gosselin Director since 1993 Chairman of the Board Not Independent Common Shareholdings: 2004: 2,750,000 2005: 2,750,000 2006: 2,650,000[2] Deferred Share Units: 0 Stock Options: 221,683

Léon F. Gosselin, 61, of Mont-Saint-Hilaire, Quebec, has served as Chairman of the Board since 1993. From 1993 until July 2005, he also served as President, and Chief Executive Officer of the Corporation (“CEO”). He is the co-founder of Interfalk Canada Inc., the predecessor of the Corporation and has held various positions within the pharmaceutical industry including assistant general manager at Nordic Laboratories Inc., which is now part of Aventis S.A. Mr. Gosselin is also a director of a number of subsidiaries of Axcan.

Louis P. Lacasse

Director since 1995

Chairman of the Audit Committee

Member of the Compensation Committee

Independent

Common Shareholdings:

2004: 1,000

2005: 1,000

2006: 1,000

Deferred Share Units: 917

Stock Options: 32,000

Louis P. Lacasse, 49, of Montreal, Quebec, has served on the Board since December 1995. He is President of GeneChem Management Inc., an organization that manages biotechnology venture capital funds. Prior to joining GeneChem in April 1997, Mr. Lacasse was Vice-President of Healthcare and Biotechnology of SOFINOV, the venture capital subsidiary of Caisse de dépôt et placement du Québec. During his ten years with SOFINOV and the Caisse de dépôt et placement du Québec, Mr. Lacasse was involved in numerous investments in small and medium-sized businesses in high technology industries such as biotechnology, software and telecommunications. He was also responsible for setting up a network of regional venture capital funds throughout Quebec and for investments in funds both in Canada and the United States.

Mr. Lacasse is presently a director of Methylgene Inc., Warnex Inc. and Chromos Molecular Systems Inc., three publicly traded companies and of Émérillon Thérapeutique Inc., a privately held company. He is also Chairman of the Audit Committee of the three publicly traded companies enumerated above.

_________________________

2 Gestion Axcan Inc., a corporation owned by Mr. Gosselin and his family, owns all the shares attributed to him hereunder.

Colin R. Mallet

Director since 1995

Member of the Corporate Governance and Nominating Committee[3]

Member of the Compensation Committee Independent

Common Shareholdings:

2004: 5,000

2005: 5,000

2006: 5,000

Deferred Share Units: 917

Stock Options: 62,500

Colin R. Mallet, 63, of Vancouver, British Columbia, has served on the Board since December 1995. He has worked in senior executive positions in the pharmaceutical industry in Europe, North America and Southeast Asia. He was President and Chief Executive Officer of Sandoz Canada Inc. (now Novartis A.G.) for seven years and is a past Chair of the Canadian Association of Research-Based Pharmaceutical companies.

He is currently a director of Methylgene Inc. and Migenix Inc., two publicly traded companies and is Chairman of the Corporate Governance Committees of each of these companies. He also serves on the Board of MedGenesis Inc., a privately held company.

François Painchaud[4] Director since 1995 Secretary Not Independent Common Shareholdings: 2004: 1,700 2005: 1,700 2006: 1,700 Deferred Share Units: 917 Stock Options: 46,000

François Painchaud, 43, of St-Lambert, Quebec, has served on the Board as Secretary and director since December 1995. He is a partner at Léger Robic Richard, L.L.P. a multidisciplinary firm comprised of lawyers and patent and trademark agents, which specializes in business law and intellectual property, including patent law. Mr. Painchaud has oriented his practice towards the field of commercial law with particular emphasis on licensing of intellectual property and technology transfers. Mr. Painchaud has also been a seasonal lecturer at McGill University in charge of the course entitled "Complex Legal Transactions - Trade Secrets Law and Technology Transfers" and a lecturer on Business Law in Concordia’s MBA program. He serves on the Board of several subsidiaries of the Corporation.

He is Vice-President, Canadian region and a Trustee of the Licensing Executives Society (U.S.A. & Canada), Inc.

Mary C. Ritchie Director since 2006 Independent Common Shareholdings: 2004: N/A 2005: N/A 2006: 2,500 Deferred Share Units: 917 Stock Options: none

Mary C. Ritchie, 50, of Edmonton, Alberta, is President and Chief Executive Officer of Richford Holdings Ltd., an accounting and investment advisory services firm. Prior to joining Richford Holdings in January 2002, Mrs. Ritchie was a senior member of Arnold Consulting Group Ltd., a management-consulting firm. From 1979 to 1984 and from 1987 to 1996 she was a senior member of Price Waterhouse, management consultants.

Mrs. Ritchie is presently a Director and member of the Audit Committees of Industrial Alliance Insurance and Financial Services Inc., a publicly traded company, and the Canada Pension Plan Investment Board, where she chairs the Audit Committee. She is a member of the Board of Governors and Chairman of the Audit Committee of RBC Funds Inc. and RBC Advisor Global Fund Inc. and a member of their Independent Oversight Committee. Mrs. Ritchie is a Director and chair of the Audit Committee of Isotechnika Inc., a publicly traded company. She is a member of the Board and Vice Chair of EPCOR Utilities Inc., a provider of energy and energy-related services and products that is the parent company of a number of subsidiaries, including certain that are a publicly traded. She is a member of the Business Advisory Council of the Faculty of Business of the University of Alberta and a member of the University’s Audit Committee. She is also a member of the Accounting Standards Oversight Council of the Canadian Institute of Chartered Accountants.

_________________________

3 Colin R. Mallet was Chairman of the Corporate Governance and Nominating Committee until August 2006.

4 François Painchaud’s law firm Léger Robic Richard, L.L.P. has been paid U.S. $300,067 for legal services rendered to the Corporation during fiscal year 2006.

Dr. Claude Sauriol Director since 1993 Member of the Audit Committee Independent Common Shareholdings: 2004: 1,100,530 2005: 1,102,030 2006: 1,100,530[5] Deferred Share Units: 917 Stock Options: 61,000

Dr. Claude Sauriol, 65, of Laval, Quebec, has served on the Board since 1993. He is a founder of Biopharm Laboratory Inc., where he was President and Chief Executive Officer for more than 25 years. He also served the Corporation as Vice President of Research and Development from 1995 to 1998.

He is currently a director of Algorithme Pharma Inc. and is a member of the audit and compensation committees of this company.

Michael M. Tarnow

Director since 2000

Chairman of the Corporate Governance and Nominating Committee

Member of the Audit Committee

Independent

Common Shareholdings:

2004: 2,000

2005: 2,000

2006: 2,000

Deferred Share Units: 1,681

Stock Options: 60,300

Michael M. Tarnow, 62, of Boston, Massachusetts, USA, has served on the Board since August 2000. He held various positions with Merck & Co., Inc. including President and Chief Executive Officer of Merck Frosst Canada from 1990 to 1994. From 1995 to 2000, he was President and Chief Executive Officer of Creative BioMolecules, Inc. a biotechnology corporation.

Currently, he is Chairman of Entremed, Inc., a publicly traded company. He also is Chairman of the Board of Xenon Pharmaceuticals Incorporated and Chair of Ferghana Partners Group, two privately held companies. Mr. Tarnow serves as advisor to several early and mid-stage life sciences companies in North America and Europe.

Dr. Frank Verwiel Director since 2005 President and Chief Executive Officer Not Independent Common Shareholdings: 2004: N/A 2005: none 2006: 343 Restricted Share Units: 31,550 Stock Options: 219,410

Dr. Frank Verwiel, 44, of Saint-Bruno-de-Montarville, Quebec, joined the Corporation as President and CEO in July 2005 and joined the Board in August 2005. Dr. Verwiel most recently held the position of Vice President, Hypertension, Worldwide Human Health Marketing with Merck & Co., Inc., while concurrently serving as a member of Merck's worldwide hypertension business strategy team. He joined Merck in 1996 and was appointed managing director of MSD in The Netherlands in 1997. Prior to joining Merck, from 1988 to 1996, Dr. Verwiel worked with Les Laboratories Servier in Europe in various executive positions. Dr. Verwiel holds a Medical Degree from the Erasmus University in Rotterdam, The Netherlands and an MBA from INSEAD in Fontainebleau, France.

_________________________

5 Includes 2,000 common shares held by Dr. Sauriol and 1,098,530 common shares owned by Gestion Danilor Inc., a company owned by Dr. Sauriol and his family.

BOARD OF DIRECTORS MEETINGS HELD AND ATTENDANCE RECORD

Board And Committee Meetings Held During Fiscal Year Ended September 30, 2006

Board	14
Audit Committee	6
Compensation Committee	7
Corporate Governance and Nominating Committee	5

Attendance Record for Fiscal Year Ended September 30, 2006

Director	Board Meetings Attended	Committee Meetings Attended
Dr. E. Rolland Dickson Member of the Corporate Governance and Nominating Committee	10 out of 14	5 out of 5
Jacques Gauthier Chairman of the Compensation Committee	13 out of 14	7 out of 7
Léon F. Gosselin Chairman of the Board	14 out of 14	N/A
Louis P. Lacasse Chairman of the Audit Committee Member of the Compensation Committee	13 out of 14	6 out of 6 6 out of 7
Colin R. Mallet Member of the Compensation Committee Member of the Corporate Governance and Nominating Committee	13 out of 14	6 out of 7 5 out of 5
François Painchaud Secretary	14 out of 14	N/A
Mary C. Ritchie[6] Director Member of the Audit Committee	9 out of 14	3 out of 6
Dr. Claude Sauriol Member of the Audit Committee	14 out of 14	6 out of 6
Michael M. Tarnow Member of the Audit Committee Member of the Corporate Governance and Nominating Committee	13 out of 14	6 out of 6 5 out of 5
Dr. Frank Verwiel Director	13 out of 14	N/A

_________________________

6 Mary C. Ritchie attended all but one meeting of the Board of Directors since her election on the Board on February 22, 2006. She also attended all but one meeting of the Audit Committee since she became a member of the committee on February 22, 2006.

D.	DIRECTOR AND EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS

Cash Compensation

Only outside directors receive cash compensation for their duties as corporate directors and their attendance at the Board and Committee meetings (see summary table of compensation below). For the fiscal year ended September 30, 2006, the total amount of cash compensation paid to outside directors was CDN$ 1,080,2547.

SUMMARY OF COMPENSATION OF DIRECTORS FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2006

Annual lump sum fee to outside directors		U.S. $15,000
Fee per Board meeting attendance		U.S. $1,500
Fee per Board meeting attendance by way of conference call		U.S. $750
Annual lump sum paid to Chairman of the Board
	Corporate Governance	U.S. $5,000
	Compensation	U.S. $5,000
	Audit	U.S. $10,000
Fee per Board Committee meeting attendance		U.S. $1,500
Fee per Board Committee meeting attendance by way of conference call		U.S. $750
Annual sum paid to Chairman of the Board		CDN$200,000

Equity Compensation

In addition, directors receive equity compensation in the form of options to purchase common shares of the Corporation and / or Deferred Share Units. Deferred Share Units are rights to receive common shares of the Corporation and are distributed to a director upon his or her retirement from the Board or upon his or her death. However, an outside director is only eligible to receive new option grants to the extent that the shares subject to options held by all the directors do not exceed 1% of shares outstanding on the date of grant. In the event an option grant exceeds this limit, the director is precluded from receiving the grant and may, instead, elect to receive a cash payment or Deferred Share Units in the same amount (the quantity of Deferred Share Units is determined with reference to the share price on the grant date). The Corporation’s policy on compensation to outside directors can be found on the Corporation’s website: www.axcan.com.

_________________________

7 Excludes Dr. Frank Verwiel, who is not compensated for his duties as director and attendance at the Board meetings since he is not an outside director, but includes all remuneration paid to Léon Gosselin which comprises compensation for his role as adviser to the President and CEO until the end of February 2006. As of February 22, 2006, Mr. Gosselin’s annual compensation for his position of Chairman of the Corporation was set at CDN $200,000.

SUMMARY TABLE OF COMPENSATION OF DIRECTORS FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2006

	Fees earned or paid in cash (CDN$)	Stock Awards (DSUs) (CDN$)	Option Awards (CDN$)	Non-equity Incentive Plan Compensation (CDN$)	Nonqualified deferred compensation earnings (CDN$)	All other compensation (CDN$)	Total (CDN$)
Dr. E. Rolland Dickson	59,789	24,308	--	--	--	--	84,097
Jacques Gauthier	52,286	45,756	--	--	--	--	98,042
Léon F. Gosselin	120,000	--	--	--	--	168,365 [8]	288,365
Louis Lacasse	98,462	17,159	--	--	--	--	115,621
Colin R. Mallet	87,789	17,159	--	--	--	6,000	110,948
François Painchaud [9]	87,230	17,159	--	--	--	--	104,389
Mary C. Ritchie	70,988	17,159	--	--	--	--	88,147
Dr. Claude Sauriol	73,530	17,159	--	--	--	--	90,689
Michael M. Tarnow	68,499	31,457	--	--	--	--	99,956
						TOTAL	1,080,254

STATEMENT OF EXECUTIVE COMPENSATION

The table below details compensation information for the last three fiscal years for the CEO and the Chief Financial Officer of the Corporation (“CFO”) and the three other most highly remunerated executive officers (together the “Named Executive Officers”). Remuneration for this purpose is measured by base salary and incentive bonuses during the most recently completed fiscal year. The table below includes all other annual compensation paid to the Named Executive Officers, even if the aggregate amount of such compensation is less than CDN$50,000 or less that 10% of the total annual salary of the Named Executive Officers for the year10. Also included for the first time in the table are: the value of the Restricted Share Units granted, the value of shares under options granted and the total compensation paid during the fiscal year to each to the Named Executive Officers. The total compensation paid to the Corporation’s Named Executive Officers paid during fiscal year 2006 was CDN$ 3,417,889 which represents approximately 7.7% of the Corporation’s profit in 2006.

_________________________

8 See note 7 above.

9 Board related fees owed to François Painchaud are paid to Léger Robic Richard, L.L.P., a law firm in which he is a partner.

10 Even though such amounts would not have to be reported under applicable requirements (i.e. Form 51-102F6 of Companion Policy 51-102CP to National Instrument 51-102).

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary (CDN$)	Bonus (CDN$)	Other Annual Compen sation (CDN$)	Long-Term Compensation		All other Compen- ation (CDN$)	Total Compen- ation (CDN$)
					Restricted Share Units[11] (#) / (CDN$)	Securities under options (#) / (CDN$)[12]
Dr. Frank Verwiel	2006	480,000	360,000	18,000	700 / 10,171	- / -	-	868,171
President and	2005	104,269	50,472 [3]	-	-	150,000 / 1,231,560	-	-
Chief Executive Officer	2004	-	-	-	-	-	-	-
David W. Mims	2006	404,344	194,072 [4]	16,415	600 / 8,718	5,600 / 41,524	-	665,073
Executive Vice President	2005	398,288	122,550	-	-	7,500 / 65,218	-	-
and Chief Operating Officer	2004	392,557	132,980	-	-	7,500 / 58,193	-	-
Dr. Norbert Claveille	2006	349,591	42,509 [5]	17,336	350 / 5,086	1,800 / 14,990	-	429,512
General Manager	2005	340,476	41,062	-	-	-	-	-
Axcan Pharma S.A.	2004	305,254	100,431	-	-	-	-	-
Jocelyn R. Pelchat	2006	280,840	79,172 [15]	17,558	500 / 7,265	4,500 / 34,349	-	419,184
Senior Vice President	2005	315,301	88,264	-	-	6,000 / 52,174	-	-
Int’l Commercial Operations	2004	236,856	60,575	-	-	40,000 / 310,360	-	-
Steve Gannon	2006 [6]	138,808	56,250	5,492	500 / 7,265	60,000 / 526,080	-	733,895
Senior Vice President	2005	-	-	-	-	-	-	-
Chief Financial Officer	2004	-	-	-	-	-	-	-
Jean Vézina	2006 [7]	200,000	57,800	10,200	400 / 5,812	3,700 / 28,242	-	302,054
Vice President, Finance	2005	195,200	26,500	-	-	5,000 / 43,479	-	-
	2004	175,200	40,000	-	-	5,000 / 38,795	-	-

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return for a CDN $100 investment in common

_________________________

11 Each Restricted Share Unit give a right to receive one share of the Corporation that vests three years from the grant date. The value of each share is determined on the date of vesting; in this table however, the Restricted Share Units were valued on the grant date.

12 The value of options awarded is calculated using the Black-Scholes method of valuation that is explained at note 15 of the Corporation’s Financial Statements for fiscal year 2006.

13 Dr. Verwiel was employed for part of fiscal year 2005.

14 Amount paid in U.S.$ but converted in CDN$ for the purpose of this table, at the following rate: U.S.$ 1 = CDN$ 1.1416.

15 Amount paid in Euros but converted in CDN$ for the purpose of this table, at the following rate: EUR 1 = CDN$ 1.4042.

16 Mr. Gannon replaced Mr. Vézina in the role of Chief Financial Officer during fiscal year 2006.

17 Mr. Vézina served as Chief Financial officer for part of fiscal year 2006 shares of the Corporation made September 30, 2001 on the TSX and the cumulative total return of the TSX S&P Composite Index for the period ended September 30, 2006.

EMPLOYMENT CONTRACTS

Dr. Verwiel’s employment contract is for a term of five years and will expire on July 23, 2010. In the event the Corporation terminates his contract “without cause” or such contract is terminated by Dr. Verwiel for “good reason”, Dr. Verwiel will receive accrued base salary and incentives as well as a lump sum severance payment equal to twice the sum of the then current annual base salary plus all benefits to which he is entitled plus the average of the yearly bonus payments made to him for the two full fiscal years completed prior to such termination of employment. If termination is due to death or disability, base salary and incentives will be paid on a prorated basis. In the event of the expiration or non-renewal of his employment agreement, Dr. Verwiel will receive base salary and incentives as well as a lump sum severance payment equal to twice the sum of the then current annual base salary plus all benefits to which he is entitled plus the average of the yearly bonus payments made to him for the two full fiscal years completed prior to the termination of employment. In the case that Dr. Verwiel has not been employed for two full years, then the yearly bonus to which he is entitled in such case shall be calculated by assuming that he is entitled to the annual bonus for the first year equal to the Corporation’s achieved goals for that year under the current bonus plan. Dr. Verwiel’s contract was negotiated by the Compensation Committee and ratified by the full Board in May 2005.

David W. Mims’ employment contract is also for a term of five years and will expire on April 30, 2007. In the event the Corporation terminates his contract “without cause”, Mr. Mims will receive accrued base salary and incentives as well as a lump sum severance payment equal to twice the sum of the then current annual base salary plus the average of the yearly bonus payments made to him for the two full fiscal years completed prior to the end of the termination of employment. If termination is due to death or disability, base salary and incentives will be paid on a prorated basis. In the event of the expiration or non-renewal of his employment agreement, Mr. Mims will receive base salary as well as a lump sum severance payment equal to twice the sum of the then current annual base salary plus the average of the yearly bonus payments made to him for the two full fiscal years completed prior to the end of the termination of employment. Mr. Mims’ contract was negotiated by the Compensation Committee and ratified by the full Board in November 2003.

Steve Gannon’s employment contract is for an indefinite term. In the event the contract is terminated without cause, Mr. Gannon is entitled to receive base salary earned up to the date of termination, plus a lump sum severance payment equal to one times his then current annual base salary. Mr. Gannon's contract entered into effect in February 2006.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Corporation maintains liability insurance policies covering directors and officers of the Corporation while acting in such capacity. Aggregate coverage for such matters is U.S. $25,000,000 subject to a corporate deductible of

U.S. $500,000 per claim. The total premium paid by the Corporation in respect of this insurance coverage during the annual policy period from April 1, 2006 to April 1, 2007 is U.S. $870,000.

2002 PLAN and 2006 Plan - FISCAL YEAR 2006

The Corporation has adopted the 2006 Plan at its Annual General and Special Meeting of Shareholders held on February 22, 2006 to replace the 2002 Plan. The 2006 Plan allows 2,300,000 new shares for all forms of awards under the 2006 Plan, which represents approximately 5.0% of shares outstanding as of January 22, 2007. As of January 22, 2007, options to purchase an aggregate of 2,717,152 shares under the 2002 Plan were outstanding. Options forfeited under the 2002 Plan are not made available again for granting under the 2006 Plan.

The number of common shares covered by any stock option, the exercise price, expiry date and vesting period of such stock option and any other matter pertaining thereto are determined by the Board of the Corporation or the Compensation Committee at the time of its grant.

The 2002 Plan and the 2006 Plan each state that options granted are non-assignable and no single person may be granted options covering more than 5% of the Corporation's issued and outstanding common shares. No option may be allotted for a period exceeding ten years under the 2002 Plan and seven years under the 2006 Plan. The exercise price of each stock option below is equal to the market value of the common shares on the date immediately preceding the grant of such stock option.

The 2002 Plan and the 2006 Plan each provide that no more than 10% of the outstanding common shares may be reserved for issuance pursuant to awards granted to insiders on the date of reservation of such shares, or issued to insiders within a one-year period. Summaries of the 2006 Plan and 2002 Plan are respectively set out in Schedules E and F.

As of January 22, 2007, options for the purchase of a total of 3,196,472 common shares (being approximately 7.0% of the common shares outstanding as at January 22, 2007) were outstanding under the 2002 Plan or the 2006 Plan as follows:

Optionee Group	Number of Optionees	Number of Optioned Shares	Exercise Price (CDN$)	Market Value Date of Grant (CDN$)	Expiration Date
Senior Executives	13	45,099	10.55	10.55	February 23, 2010
		1,000	12.60	12.60	August 9, 2010
		30,000	16.35	16.35	October 3, 2010
		30,546	15.25	15.25	December 18, 2010
		215	15.20	15.20	February 21, 2011
		14,000	18.08	18.08	May 9, 2011
		22,000	17.00	17.00	July 17, 2011
		24,700	22.00	22.00	December 18, 2011
		105,000	22.00	22.00	May 6, 2012
		28,300	17.00	17.00	November 11, 2012
		35,000	18.14	18.14	February 19, 2013
		60,000	14.20	14.20	May 14, 2013
		134,700	17.35	17.35	November 10, 2013
		127,130	16.45	16.45	December 5, 2013
		12,000	24.80	24.80	February 4, 2014
		20,000	24.20	24.20	May 4, 2014
		34,500	19.50	19.50	November 10, 2014
		150,000	19.23	19.23	July 14, 2015
		25,640	15.93	15.93	November 9, 2015

Optionee Group	Number of Optionees	Number of Optioned Shares	Exercise Price (CDN$)	Market Value Date of Grant (CDN$)	Expiration Date
		60,000	19.00	19.00	February 20, 2016
Directors who are not	9	14,500	7.45	7.45	May 24, 2009
Senior Executives		148,500	10.55	10.55	February 23, 2010
		120,550	15.25	15.25	November 8, 2010
		22,183	15.25	15.25	December 18, 2010
		45,000	15.20	15.20	February 21, 2011
		12,500	22.00	22.00	December 18, 2011
		45,000	19.04	19.04	February 20, 2012
		12,500	17.00	17.00	November 11, 2012
		52,500	18.14	18.14	February 19, 2013
		20,000	18.74	18.74	September 25, 2013
		12,500	17.35	17.35	November 10, 2013
		87,500	26.48	26.48	February 18, 2014
		12,500	19.50	19.50	November 10, 2014
		60,000	21.50	21.50	February 16, 2015
Other Employees of	239	1,000	11.25	11.25	July 7, 2008
the Corporation		10,000	6.00	6.00	December 22, 2009
		92,003	10.55	10.55	February 23, 2010
		4,400	10.00	10.00	April 25, 2010
		4,000	15.25	15.25	November 8, 2010
		43,000	15.25	15.25	December 18, 2010
		17,500	15.20	15.20	February 21, 2011
		10,750	18.08	18.08	May 9, 2011
		4,500	17.00	17.00	July 17, 2011
		2,200	18.00	18.00	September 5, 2011
		4,100	16.45	16.45	October 11, 2011
		110,800	20.36	20.36	December 6, 2011
		89,780	22.00	22.00	December 18, 2011
		14,400	19.15	19.15	February 19, 2012
		9,800	22.00	22.00	May 6, 2012
		4,000	19.96	19.96	August 6, 2012
		9,800	17.80	17.80	November 10, 2012
		113,910	17.00	17.00	December 10, 2012
		3,000	17.85	17.85	February 18, 2013
		8,000	18.14	18.14	February 19, 2013
		50	15.32	15.32	April 14, 2013
		7,300	16.02	16.02	May 11, 2013
		10,800	18.05	18.05	August 5, 2013

Optionee Group	Number of Optionees	Number of Optioned Shares	Exercise Price (CDN$)	Market Value Date of Grant (CDN$)	Expiration Date
		16,500	17.50	17.50	November 9, 2013
		141,280	17.35	17.35	November 10, 2013
		292,190	16.45	16.45	December 5, 2013
		15,700	25.28	25.28	February 3, 2014
		9,500	24.20	24.20	May 4, 2014
		3,000	24.37	24.37	May 5, 2014
		16,600	24.72	24.72	August 4, 2014
		35,300	19.34	19.34	November 8, 2014
		200,820	19.50	19.50	November 9, 2014
		19,500	21.50	21.50	February 16, 2015
		20,500	19.12	19.12	April 12, 2015
		14,400	17.60	17.60	August 9, 2015
		17,000	16.01	16.01	November 8, 2015
		181,510	15.93	15.93	November 9, 2015
		12,016	17.39	17.39	December 27, 2015

The tables below set forth information regarding grants of share options under the 2002 Plan and the 2006 Plan to the Named Executive Officers and options exercised by them during fiscal year 2006.

OPTION GRANTS TO NAMED EXECUTIVE OFFICERS DURING FISCAL YEAR 2006

Name	Optioned Shares	% of Total Options Granted to Employees in fiscal Year	Exercise or Base Price (CDN$ / Share)	Market Value of Securities Underlying Options on the Date of Grant (CDN$ / Share)	Expiration Date
Dr. Frank Verwiel	-	-	-	-	-
David W. Mims	5,600	1.6%	15.93	15.93	November 9, 2015
Dr. Norbert Claveille	1,800	0.5%	17.39	17.39	December 27, 2015
Jocelyn Pelchat	4,500	1.3%	15.93	15.93	November 9, 2015
Steve Gannon	60,000	16.8%	18.73	18.73	February 20, 2016
Jean Vézina	3,700	1.0%	15.93	15.93	November 9, 2015

These options vest over five years at 20% per year and expire after ten years.

OPTIONS EXERCISED BY NAMED EXECUTIVE OFFICERS DURING FISCAL YEAR 2006 AND YEAR-END OPTION VALUES

Name	Shares Purchased on Exercise	Aggregate Value Realized (CDN$)	Unexercised Options at Year-End		Value of Unexercised Options at Year-End (CDN$)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Dr. Frank Verwiel	-	-	30,000	120,000	-	-
David W. Mims	-	-	35,000	-	$249,827	-
	-	-	17,800	-	$74,049	-
	-	-	6,000	1,500	-	-
	-	-	84,000	21,000	-	-
	-	-	4,500	3,000	$14,003	$9,335
	-	-	3,000	4,500	$1,338	$2,008
	-	-	1,500	6,000	-	-
	-	-	-	5,600	-	$1,187
Dr. Norbert Claveille	-	-	88,000	22,000	$65,758	$16,440
	-	-	-	1,800	-	-
Jocelyn Pelchat	-	-	65,000	-	$198,635	-
	-	-	15,000	-	$62,401	-
	-	-	4,000	1,000	-	-
	-	-	3,000	2,000	$9,335	$6,223
	-	-	12,000	8,000	$21,815	$14,544
	-	-	2,000	3,000	$892	$1,338
	-	-	14,000	21,000	$6,246	$9,369
	-	-	1,500	4,500	-	-
	-	-	-	4,500	-	$954
Steve Gannon	-	-	-	60,000	-	-
Jean Vézina	-	-	16,767	-	$119,682	-
	-	-	8,900	-	$37,025	-
	-	-	4,000	1,000	-	-
	-	-	3,000	2,000	$9,335	$6,223
	-	-	2,000	3,000	$892	$1,338
	-	-	1,000	4,000	-	-
	-	-	-	3,700	-	$784

STOCK PARTICIPATION PLANS

Canadian Employees

The Corporation has adopted an employee stock participation plan (the "Participation Plan") for Canadian employees. The Participation Plan provides certain full-time employees of the Corporation with the opportunity to purchase common shares on the open market or issue treasury shares and thereby participate in the growth and development of the Corporation. The maximum number of common shares that may be issued from treasury pursuant to the Participation Plan is 185,000.

Pursuant to the Participation Plan, eligible employees are entitled to purchase annually a number of common shares, at a price equal to the market value as of the date immediately preceding the date of purchase, having an aggregate purchase price not exceeding 5% of their annual salary. The Corporation contributes an additional sum equal to 50% of the eligible employee's contribution to be used toward the purchase of additional common shares.

As of September 30, 2006, 147,949 common shares had been purchased on the open market and none had been issued from treasury pursuant to the Participation Plan.

American Employees

The Corporation has also adopted an employee stock purchase plan (the "ESPP") for American employees. The purpose of the ESPP is to provide American employees of the Corporation with an opportunity to purchase shares of the Corporation. The ESPP qualifies as an "employee stock purchase plan" under Section 423 of the U.S. Internal Revenue Code of 1986, as amended.

Pursuant to the ESPP, eligible employees are entitled to purchase every month a number of common shares at a price equal to 85% of the market value of such shares as of the last day business day of such month. The Corporation contributes an additional sum equal to 15% of the market value of such shares to make the purchase on the open market. A third party broker makes such purchases on the open market. No employee is entitled to purchase more each month than the number of common shares for which the aggregate purchase price for such shares equals (i) 15% of such employee’s compensation earned during such month and (ii) more than U.S. $25,000 per calendar year. No more than 2,250,000 common shares can be purchased pursuant to the ESPP.

As of September 30, 2006, no common share had been purchased on the open market pursuant to the ESPP.

E.	OTHER INFORMATION

BOARD MANDATE

The Board assumes ultimate responsibility for the stewardship of the Corporation and carries out its mandate directly and through considering recommendations it receives from the three Committees of the Board and from management.

Management is responsible for the day-to-day operations of the Corporation, and pursues Board approved strategic initiatives within the context of authorized business, capital plans and corporate policies. Management is expected to report to the Board on a regular basis on short-term results and long-term development activities.

The Board has adopted a written mandate, which details its specific responsibilities (which can be found at the Corporation’s website www.axcan.com).

Operation of the Board

The Board is currently comprised of ten members. It is proposed that the shareholders elect ten directors at the Meeting. Each director is elected annually by the shareholders and serves for a term that will end at the Corporation’s next annual meeting. The Board believes that ten directors is an appropriate number to ensure the Board will be able to function effectively and independently of management.

All current directors, except Léon F. Gosselin, the Chairman of the Board and Dr. Verwiel President & CEO of the Corporation and François Painchaud, the Corporation's Corporate Secretary, are “Independent” (as defined in the Corporate Governance Principles of the Corporation, which can be found at the Corporation’s website www.axcan.com).

The Board has regularly scheduled quarterly meetings with special meetings to review matters when needed.

The Board met 14 times in fiscal year 2006.

Mandatory Retirement and Term Limits

As each director is subject to election by stockholders on an annual basis, the Board does not believe it is in the best interests of the Corporation to impose mandatory retirement or establish term limits at this time as this may cause the Corporation to lose the contribution of directors who have been able to develop, over a period of time, increasing insight into the Corporation’s business and therefore can provide an ever more significant contribution to the Board. The Corporate Governance and Nominating Committee will however periodically review each director’s continuation on the Board (during which the issues of age, duration of service and other issues are considered) and give each director the opportunity to confirm his or her desire to remain on the Board.

Shareholders Communication

In order to allow for shareholders to let their views known to the Board of Directors, Michael Tarnow has been appointed to receive communications from shareholders who wish to express views to the Board. Information on how to contact Mr. Tarnow can be found on the Corporation’s website at www.axcan.com.

BOARD COMMITTEE MANDATES

The Board has created three Committees: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. These Committees allow directors to share responsibility, to delegate powers, and to devote the necessary resources to a particular issue or area. Board Committees were created to achieve the objectives of the Board efficiently and utilize Board member’s skills to the best advantage of the Corporation.

All Committees report and make recommendations to the Board on specific matters reviewed.

AUDIT COMMITTEE

The principal duties of the Audit Committee are to review annual and interim financial statements and all legally required public disclosure documents containing financial information prior to their approval by the directors, review the planned scope of the examination of the annual consolidated financial statements by the auditors of the Corporation and review the adequacy of the systems of internal accounting and audit controls established by the Corporation. The Audit Committee is also responsible for overseeing reporting on internal control and management information systems. The Audit Committee, or in the absence of the full Committee, the Chairman of the Audit Committee is charged with pre-approving all engagements of the Corporation’s auditors for audit-related and permitted non-audit services.

The current members of the Audit Committee are:

•	Louis P. Lacasse, Chairman
•	Dr. Claude Sauriol
•	Michael M. Tarnow
•	Mary C. Ritchie [18]

The Audit Committee met six times in fiscal year 2006.

The three Audit Committee members are Independent directors.

The charter of the Audit Committee can be found on the Corporation’s website www.axcan.com.

REPORT OF THE COMPENSATION COMMITTEE

The primary duties of the Compensation Committee include responsibility for approving corporate objectives, evaluating the performance of the CEO and other Named Executive Officers against objectives, and making recommendations to the Board regarding the compensation of the CEO and Named Executive Officers of the Corporation.

The Board of the Corporation has delegated to the Compensation Committee responsibility for the oversight, review and approval of management’s policies and practices relating to Axcan’s human resources. As part of this mandate, the Compensation Committee reviews the Corporation’s compensation policies to ensure they are aligned with the Corporation’s strategic goals and business objectives, and that they serve to attract, retain and motivate talented performers and focus on the long-term success of the Corporation in support of maximizing shareholder value. The Corporation is committed to a competitive compensation policy that drives business performance.

The Composition of the Compensation Committee

The Compensation Committee members currently are:

•	Jacques Gauthier, Chairman
•	Louis Lacasse
•	Colin Mallet

The Committee is chaired by an independent director, and all of its members are also independent directors.

The Compensation Committee held seven meetings during fiscal year 2006.

The charter of the Compensation Committee can be found on the Corporation’s website www.axcan.com.

_________________________

18 See note 6 above

Compensation Philosophy

Axcan’s executive compensation program (the “Program”) is designed to attract and retain talented individuals and motivate them to focus on activities that contribute to the long-term success of the Corporation. The Program is developed and administered in a manner that rewards superior operating performance while maximizing shareholder value. Rewards are linked to the accomplishment of specific business goals and outstanding individual performance.

The Program consists of the following three basic components:
•	Base salary that is internally equitable and externally competitive;
•	Annual compensation consisting of a cash bonus linked to the performance of both the Corporation and the individual executive officer; and
•	Long-term incentives comprised of Corporation stock options, share units, and other equity based compensation.

Each compensation component has a different function, but all elements work in concert to maximize corporate and individual performance by establishing specific, aggressive operational and financial goals and by providing financial incentives to employees based on their level of achievement of these goals.

Specifically, the Program is designed to:

•	Motivate work performance and behaviour that supports the corporate goals;
•	Motivate individual employees to achieve high-quality, consistent, and balanced business results over the long-term;
•	Reward individual employees based on their contributions to the overall success of Axcan;
•

Increase individual employees’ understanding of the Corporation’s major business goals and the way in which their individual roles and contributions strengthen and aid in the success of the Corporation; and

•	Provide very competitive compensation opportunities so the Corporation can attract, retain and motivate top performing employees.

As with other corporate programs within the Axcan organization, the design and administration of the Program is guided and supported by the following six core values of the Corporation: Compassion, Service, Resourcefulness, Integrity, Commitment and Flexibility.

Benchmarking Practices

Each component of the Corporation’s Program is aligned with competitive market practices and levels. Axcan’s executives are compared to competitor organizations of comparable size and other pharmaceutical companies that the Corporation competes with for talent. The fact that the Corporation’s Named Executive Officers typically have North American or global responsibilities is a factor when determining competitive salaries. Therefore, certain positions are also benchmarked in whole or in part against both Canadian and U.S. competitive pharmaceutical companies based on individual circumstances that may include the scope of an executive’s position, relevant skills or experience. The Compensation Committee also takes into consideration the financial performance of the Corporation as well as the individual performance of the executive. Consideration is given, but not limited to, leadership abilities as well as retention risk.

The Compensation Committee utilizes industry-specific pay data available from external compensation consultants to benchmark salaries for the Named Executive Officers, as well as for other key managerial positions within the Corporation. The data provided by these resources for comparable marketplace positions is on a similar basis as the approach utilized by the Compensation Committee in determining total direct compensation for executives within the Corporation. These compensation packages are competitive within the local labour market while addressing the issues of internal equity and competitiveness in the global market.

Over the course of fiscal year 2006, the Compensation Committee worked with Mercer Human Resource Consulting to evaluate and provide recommendations on the overall competitive positioning of Axcan’s Program. As part of this process, the committee reviewed proxy compensation data for all Canadian based pharmaceutical and biotechnology companies whose shares are listed in both Canada and the United States (as are Axcan’s), as well as for a group of 11 specialty pharmaceutical companies based in the United States that are similar in size to Axcan (based on annual revenues and market capitalization). A list of the companies used for proxy compensation benchmarking purposes is shown in the following table. In addition, the committee considered market data from six different compensation surveys. The market data revealed that Axcan’s executive compensation programs have generally been below market competitive levels, and that they have had a lower weighting towards variable compensation than is typical in the marketplace. As a result, revised executive compensation plans have been developed for implementation over the 2006 and 2007 fiscal years. These revised plans are described in the following sections. While external information and advice have been used in the development of Axcan’s executive compensation plans, together the Compensation Committee and the Board retain full responsibility for all decisions related to these plans as well as their implementation.

Canadian Proxy Group	US Proxy Group
MDS Inc.	Alpharma Inc.	Ligand Pharmaceuticals
Biovail Corporation	Par Pharmaceuticals	Enzon Pharmaceuticals
Aeterna Zentaris	Medicis Pharmaceuticals	Salix Pharmaceuticals
QLT Inc.	KV Pharmaceuticals	Medicines Co.
Angiotech Pharmaceuticals	MGI Pharma
Draxis Health Inc.	Sciele Pharma, Inc. (formerly First Horizon Pharmaceuticals)
Aspreva Pharmaceuticals	Connetics Corp.

Base Salary

Base salaries are established according to the criteria set forth above and are benchmarked against comparator group practices and annually reviewed by the Compensation Committee. Base salaries are established with reference to the executive’s role, responsibilities, and capabilities, as well as the market pay levels for the position. Payment of base salary is made in the currency of the country of residence.

Benefits

The Corporation’s benefit programs are targeted to be competitive with other pharmaceutical companies. They include competitive health, welfare, retirement plans and automobile benefits. The programs provided to the Named Executive Officers, with the exception of automobile benefits, are the same benefits provided to the employee population at large. In fiscal year 2006, the Corporation did not have a pension plan or exceptional retirement benefits for any employee group including the Named Executive Officers.

Cash Incentives

The Named Executive Officers participate in the Corporation’s cash incentive compensation plan (“Cash Incentive Compensation Plan”), a program designed to maximize corporate and individual performance by establishing specific, ambitious operational and financial goals and providing financial incentives to employees based on their level of achievement of these goals. Cash incentives granted under the Plan require Committee and Board approval and are based upon an assessment of each individual’s performance, as well as the performance of the Corporation.

The Plan is intended to:

•	Motivate work performance and behaviour that supports the corporate goals;
•	Motivate employees to achieve high-quality, consistent, and balanced business results over the long term;
•	Reward individuals based on their contributions to the overall success of the Corporation; and
•	Provide a very competitive overall compensation opportunity so the Corporation can attract, retain and motivate top performing employees.

Target payouts under the Cash Incentive Compensation Plan are set as a percentage of salary, ranging from 60% for the President and Chief Executive Officer, to 45% for the other Named Executive Officers. In order for Named Executive Officers to receive incentive awards, certain individual and Corporation performance levels must be met. Individual employee performance is assessed through Axcan’s performance evaluation and development program (the “Performance Program”). The Performance Program is used globally across all business units thus enabling the Corporation to assess individual performance on a consistent basis. Individual performance goals are set forth at the beginning of the performance period and then measured by the Compensation Committee against what the individual actually achieves. Named Executive Officers are individually rated on a scale of outstanding, excellent, satisfactory, fair and unacceptable. In 2007, under the Corporation’s revised performance plan, Named Executive Officers will be individually rated on a scale of excellent, exceeds expectations, fully effective, needs improvement and far below expectation.

For purposes of the Cash Incentive Compensation Plan, the Corporation’s financial performance is based on net sales and operating income, weighted at 75% and 25% respectively, as measured against proposed target goals set at the beginning of the performance period. For any cash incentives to be paid, the Corporation must achieve a minimum of 80% of its set corporate financial targets. The minimum payout under the Cash Incentive Compensation Plan is zero. The maximum payout under the Plan is equal to 200% of the target payout. Based on the Corporation exceeding its financial goals in fiscal year 2006, cash incentive payments were paid to the Named Executive Officers at 125% of target levels.

Equity Compensation

In fiscal year 2006, the Corporation received shareholder approval of the 2006 Plan. The new plan modifies the 2002 Plan for executives as follows:

•	Target award levels are now to be determined each year in conjunction with base salary and annual cash incentives, based on competitive market benchmarking of total direct compensation.
•

The Corporation now has the ability to make awards using stock options or share units or a combination thereof. The specific mix of stock options and share units will be determined by the Compensation Committee at the time of grant, based on employee levels and business conditions. Other forms of awards may also be considered in order to provide tax-effective incentives under local laws and regulations in a manner that is cost effective to the Corporation.

•

The Plan allows for awards of equity incentives based on performance criteria both for grant and vesting purposes determined by the Compensation Committee. Further, under the 2006 Stock Incentive Plan, the term of all stock options granted has been reduced from ten years to seven years.

These changes to the Corporation’s equity compensation plan are intended to:

•	Provide an incentive plan which facilitates the attraction, retention, and motivation of high calibre employees across the organization;
•	Further corporate governance best practices and maintain responsible dilution level; and
•	Form part of an overall compensation strategy that provides employees with incentives that are tax effective and competitive in each of the jurisdictions in which the Corporation operates.

For fiscal year 2006, equity incentives granted to Named Executive Officers were increased over previous years in order to improve the competitive positioning of Axcan’s overall executive compensation program, and to more closely align executive interests with those of shareholders. Equity grants were awarded at the end of the fiscal year at the same time that cash incentives were paid in order to fully integrate pay decisions. These annual grants are made on a discretionary basis, according to Corporation policy based on performance measured against set financial objectives for the year. Equity Incentive grants and aggregate option exercises during fiscal year 2006 are disclosed in Section D above.

CEO Compensation

The components of total compensation for the CEO are the same as those that apply to other Named Executive Officers of the Corporation, namely base salary, benefits, cash incentives and equity incentives.

Dr. Verwiel’s employment agreement (effective from July 11, 2005 to July 23, 2010) provides for an initial annual base salary of CDN $441,630. This base salary is subject to annual increase at the sole discretion of the Corporation, in accordance with the Corporation’s compensation policy including, without limitation, Dr. Verwiel’s performance and taking into account competitive salaries for similar positions in the pharmaceutical industry.

Dr. Verwiel is entitled, in addition to his base salary, to annual incentive compensation pursuant to the Cash Incentive Compensation Plan described above.

The Compensation Committee has approved the publication of this report and its inclusion in the Circular.

Jacques Gauthier	Louis P. Lacasse	Colin R. Mallet

REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Board has always considered that the values and ethics of the Corporation and its employees are the cornerstone of the Corporation’s operations. Transparency and high standards of corporate governance have been an essential part of those values, and the Corporate Governance and Nominating Committee is charged with maintaining these values in collaboration with the other Committees of the Corporation, in particular with the Audit Committee, whose role and responsibilities have increased considerably with the adoption of recent Canadian and America legislation.

The Committee is chaired by an independent director, and all of its members are also independent directors. The current members of the Corporate Governance and Nominating Committee are:

•	Michael M. Tarnow, Chairman
•	Colin R. Mallet
•	Dr. E. Rolland Dickson

The Corporate Governance and Nominating Committee met five times in fiscal year 2006.

The purpose of the Corporate Governance and Nominating Committee is to identify individuals with integrity, skill, experience and time to add to the effectiveness of the Board as members, recommend candidates to the Board, develop and recommend to the Board a set of corporate governance guidelines, perform a leadership role in shaping the Corporation’s corporate governance, implement measures to assess and improve the effectiveness of the Board as a whole, and oversee the risk areas delegated by the Board from time to time. The charter of the Committee can be found on the Corporation’s Website www.axcan.com, as can corporate governance and director selection guidelines.

In carrying out its responsibilities, the Committee took the following actions in fiscal year 2006:

•	Assisted the Board in implementing the separation of the position of Chairman of the Board and the position of President and CEO of the Corporation;
•	Made recommendations to the Board to improve the Corporation’s corporate governance processes;
•	Oversaw the implementation of a practice permitting shareholders to vote for individual members of the Board
•	Completed an annual Board Survey, to allow the directors to assess the effectiveness of the Board and Board Committees;
•	Reviewed the size and composition of the Board and Committees, to ensure an appropriate balance of expertise;
•	Reviewed the candidacies of a number of potential directors and recommended the candidacy of Mary C. Ritchie to be nominated for election to the Board;
•

Assessed the independence of each Board member through a review of each director’s response to a questionnaire against applicable regulations, guidelines and the Corporation’s Corporate Governance Principles (which are available to shareholders through the Corporation Website www.axcan.com);

•	Monitored national and international developments in the practice of corporate governance;
•	Recommended the adoption of amended Disclosure Committee Charter and Mandate;
•

Reviewed the policy and performance of the Board and its Committees, in relation to National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices and prepared the Statement on the Corporation’s corporate governance practices appearing below;

•	Monitored the charters of the three Committees of the Corporation to assess the need to amend in light of new regulatory developments; and
•	Facilitated the risk review process for the Corporation and monitored the risks under the Committee’s responsibility.

The Corporate Governance and Nominating Committee has approved the publication of this report and its inclusion in the Circular.

Michael M. Tarnow	Colin R. Mallet	Dr. E. Rolland Dickson

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This statement of corporate governance practices is made with reference to National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Instrument”) adopted by the Canadian Securities Administrators.

The Corporate Governance and Nominating Committee closely monitors the various changes and proposed changes in the regulatory environment and, where applicable, amends its governance practices to align them with such changes. The Committee believes that Axcan has adopted a proactive approach in meeting and exceeding “best practices” in this current environment of evolving Corporate Governance practices, requirements and guidelines.

Pursuant to the requirements of the Instrument, the Corporation sets out below the disclosures required by the Instrument (which are set out in Form 58-101F1 of the Instrument) and provides a response to each item, which together, describe how the Corporation has integrated these “best practices” of corporate governance.

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

•	Dr. E. Rolland Dickson
•	Jacques Gauthier
•	Louis P. Lacasse
•	Colin R. Mallet
•	Dr. Claude Sauriol
•	Mary C. Ritchie
•	Michael M. Tarnow

In order to allow for shareholders to let their views be known to the Board of Directors, Mr. Michael Tarnow has been appointed to receive communications from shareholders who wish to express views to the Board. Information on how to contact Mr. Tarnow can be found on the Corporation’s website at www.axcan.com.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

•	Léon F. Gosselin
•	Dr. Frank Verwiel
•	François Painchaud

In July 2005, the Corporation split the responsibility of Léon F. Gosselin, who was President, CEO and Chairman of the Board, with the appointment of Dr. Frank Verwiel to fill the position of President and CEO. Pursuant to the operative definition of independence found in the relevant regulations, guidelines and the Corporation’s Corporate Governance Principles, as a former executive officer, Mr. Gosselin will not be considered independent until three years have elapsed since leaving the employment of the Corporation. Dr. Verwiel is an executive officer of the Corporation and therefore not independent. François Painchaud is a partner in Léger Robic Richard, L.L.P., a multidisciplinary law firm that provided legal services to the Corporation and is therefore not independent.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the “Board” does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the directors of the Corporation are independent.

(d)

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in [the] jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Dr. E. Rolland Dickson[19]	NeoRx Corporation, listed on the Nasdaq Stock Exchange
Louis P. Lacasse[20]	Methylgene Inc., listed on the TSX Warnex Inc., listed on the TSX Chromos Molecular Systems Inc., listed on the TSX
Colin R. Mallet[21]	Methylgene Inc., listed on the TSX Migenix Inc., listed on the TSX
Mary C. Ritchie[22]	Industrial Alliance Insurance and Financial Services Inc., listed on the TSX Isotechnika Inc., listed on the TSX
Dr. Claude Sauriol[23]	None
Michael M. Tarnow[24]	EntreMed, Inc., listed on the Nasdaq Stock Exchange

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The independent members of the Board hold regular meetings at which non-independent directors and members of management are not in attendance. They are chaired by the Chair of the Corporate Governance and Nominating Committee, who is an independent director. The independent directors held four meetings since October 1, 2005 (that is at each regularly scheduled meeting of the Board). The three permanent Committees of the Corporation also hold meetings without the presence of members of management and non-independent directors at every regularly scheduled meeting of the respective Committees. Since October 1, 2005 the Audit Committee held six meetings without the presence of members of management and non-independent directors, the Compensation Committee four and the Corporate Governance and Nominating Committee four.

(f)

Disclose whether or not the Chair of the Board is an independent director. If the Board has a Chair or Lead director who is an independent director, disclose the identity of the independent Chair or Lead director, and describe his or her role and responsibilities. If the Board has neither a Chair that is independent nor a Lead Director that is independent, describe what the Board does to provide leadership for its independent directors.

In July 2005, the Corporation split the responsibility of Léon F. Gosselin, who was President, CEO and Chairman of the Board, with the appointment of Dr. Frank Verwiel to fill the position of President and CEO. The Chairman of the Board, Léon F. Gosselin, is not an independent director as he was President and CEO of Axcan until he resigned from these functions in July 2005. Pursuant to the operative definition of independence found in the relevant regulations, guidelines and the Corporation’s Corporate Governance Principles, as a former executive officer, he will not be considered independent until three years have elapsed since leaving the employment of the Corporation. The positions of Chairman and that of President and CEO are split and will enhance the separation of functions of the Board and those of the management. The Corporation presently does not have a Lead Director, but the independent members of the Board hold regular meetings, chaired by the Chair of the Corporate Governance and Nominating Committee who assumes some of the attributes of a Lead Director.

_________________________

19 Dr. Dickson also sits on the board of Pathway Diagnostics Corporation, a privately held company.

20 Mr. Lacasse also sits on the board of Émérillon Thérapeutique inc., a privately held company.

21 Mr. Mallet also serves on the board of MedGenesis Inc., a privately held company.

22 Ms. Ritchie sits on the boards of RBC Funds Inc. and RBC Advisor Global Fund Inc., which are subsidiaries of the Royal Bank of Canada that is listed on the TSX, the New York Stock Exchange (NYSE) and the U.S. and the Swiss Exchange (SWX) in Switzerland; she also serves on the board of EPCOR Utilities Inc., a privately held company that is the parent company of a number of subsidiaries, some of which are listed on the TSX. She is also a member of the Canada Pension Plan Investment Board.

23 Dr. Sauriol sits on the board of Algorithme Pharma Inc., a privately held company.

24 Mr. Tarnow also sits on the board of Xenon Pharmaceuticals Incorporated and Ferghana Partners Group, two privately held companies.

(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer's most recently completed financial year.

Please find below the attendance record of all directors at the meetings held since October 1, 2005 up to the date of this Circular.

Dr. E. Rolland Dickson	11 out of 15 meetings
Jacques Gauthier	14 out of 15 meetings
Léon F. Gosselin	15 out of 15 meetings
Louis Lacasse	14 out of 15 meetings
Colin R. Mallet	13 out of 15 meetings
François Painchaud	15 out of 15 meetings
Mary C. Ritchie[25]	10 out of 15 meetings
Dr. Claude Sauriol	15 out of 15 meetings
Michael Tarnow	14 out of 15 meetings
Dr. Frank Verwiel	14 out of 15 meetings

2.	Board Mandate

Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The text of the Board’s mandate is as follows and is also available on the Corporation’s website: www.axcan.com.

This section sets out the function and mandate of the Board. It describes the fundamental duties of directors and the general standards applicable to the discharge of those duties. Further, it identifies the remedies available to shareholders, creditors and others to ensure that directors discharge their responsibilities in the manner prescribed by law.

JOB IDENTIFICATION

Board directors provide governance to the Corporation, represent it to the community, and accept the ultimate legal authority for the Corporation. Directors serve as partners with the Corporation’s Officers in achieving the Corporation’s objectives.

The role of directors is one of stewardship. Shareholders make a financial investment in the Corporation, which entitles those with voting shares to elect the directors. If shareholders are not satisfied with the performance of the directors, they may remove the directors or refuse to re-elect them. Except for certain fundamental transactions or changes, shareholders normally do not participate directly in corporate decision-making. However, as a practical matter, Board members always want to know the views of the shareholders.

Directors have complete discretion to exercise their powers as they deem appropriate, subject to the constraints imposed by law. Each director must act honestly and in good faith with a view to the best interests of the Corporation and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Delegation is permitted with certain exceptions and must be reasonable in the circumstances, but responsibility for major decisions and the exercise of general discretion will always be the responsibility of the directors.

Certain responsibilities are generally considered sufficiently important that directors may not delegate them to a Committee. They include, but are not limited to:

•	Making changes to the By-laws (which would be subject to shareholder approval);
•	Approving the financial statements, a management proxy circular, a take-over bid circular or directors’ circular;
•	Issuing securities (except on terms already approved by the Board);
•	Declaring dividends; and
•	Purchasing or redeeming shares of the Corporation.

_________________________

25 Mary C. Ritchie attended all but one meeting since her election to the Board on February 22, 2006.

SUMMARY OF RESPONSIBILITIES

Board directors are responsible for ensuring effective and fiscally sound programs and operations. They do this by providing guidance, advice and direction to the management of the Corporation. Directors monitor rather than actively manage the Corporation’s day-to-day business.

Responsibility for the day-to-day management of the Corporation’s affairs is delegated to the Executive Management Team who are responsible to and report back to the Board. Appointing the Executive Management Team, evaluating their performance and ensuring succession planning are among the most important functions of the Board. The Executive Management Team is comprised of (a) the President and CEO, (b) the Executive Vice President and COO, (c) the Chief Scientific Officer and Senior Vice President and (d) the Senior Vice President and CFO.

FUNCTIONS AND RESPONSIBILITIES

The functions and duties of members of the Board include but are not limited to the following functions and duties.

•	Adopt the strategic planning process;
•	Approve the Corporation’s strategic plan and review executive management’s performance in achieving them;
•	Review and approve the Corporation’s annual plans for funding its strategic plan;
•	Review and approve the annual budget;
•	Identify the principal risks of the Corporation’s business and ensure the implementation of appropriate systems to manage those risks;
•	Appoint, monitor, appraise, advise, support, and reward the Executive Management Team;
•	Adopt a succession plan for the Senior Management Team which includes the Executive Management Team and the Vice Presidents;
•	Implement a communication policy for the Corporation;
•	Oversee the integrity of the Corporation’s internal control and management information systems;
•	Maintain knowledge of current programs and staff of the Corporation;
•	Share resources and talents with the Corporation, including expertise, and contacts for financial support;
•	Serve on at least one Committee (outside directors only) and actively participate in meetings of the Committee(s);
•	Fulfill commitments within the agreed-upon deadlines;
•	Be accessible, at least by phone, to staff and other Board members as needed;
•	Maintain the confidentiality of any information given to the Board;
•	Attend all regular and special Board meetings;
•	Get to know other Committee members and build a collegial relationship that contributes to the consensus;
•	Actively participate in the Committee’s annual evaluation and planning efforts; and
•	Serve as an advocate of the Corporation.

3.	Position Descriptions

(a)

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board Committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board Committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has developed written position descriptions for the chair of the Board and each Board Committee that are available on the Corporation’s Website www.axcan.com.

(b)

Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed written position descriptions for the CEO, Executive Vice President and COO, Senior Vice President and CFO and the Senior Vice President and Chief Scientific Officer.

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the Board takes to orient new directors regarding

(i)	the role of the Board, its Committees and its directors, and
(ii)	the nature and operation of the issuer's business.

The Corporate Governance and Nominating Committee develops an orientation program for new directors addressing in particular, the role of the Board, the directors, and each Board Committee as well as the Corporation’s business.

Also, every new director follows an orientation process consisting of meetings with the Chair of the Board of Directors and of each Committee, discussions with senior members of management and other Board members to inform the new director of their respective roles and functions. The new director also receives a Directors’ Manual that covers Board and Committee responsibilities and provides information on the Corporation’s structure and operation. The commitment needed from directors, particularly the commitment of time and energy, is made clear to directors prior to their nomination. While placing importance on achieving a balance of experience on the Board, critical attention is given in director selection and orientation to ensuring that all directors have a solid understanding of the pharmaceutical business.

Understanding of the nature and operation of the Corporation’s business is imparted to new directors differently depending on their particular sets of skills and professional background. New directors who are also new to the pharmaceutical industry would receive more documentation and attention from senior members of management and other Board members than a new director with experience in the pharmaceutical industry.

(b)

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Corporate Governance and Nominating Committee ensures that the Corporation’s directors are provided with continuing education opportunities in an effort to keep directors current in their knowledge and understanding of their role and the nature of the Corporation’s business. All members of the Board are offered continuing educational tools; they can attend seminars and conferences related to the business of the Corporation and their roles as Board members. Members of management and other Board members bring these seminars and tools to their attention. Speakers are regularly invited to make presentations to the Board at Board meetings on subjects of interest relevant to the performance of their duties. The Corporation has reserved a budget for these activities.

Also, members of management of the Corporation make formal presentations concerning developments in the pharmaceutical industry, corporate governance and other subjects related to the Corporation at Board meetings.

5.	Ethical Business Conduct

(a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

The Board has adopted a Business Ethics and Conduct Code for the directors, officers and employees. A copy of the Business Ethics and Conduct Code of the Corporation can be obtained on the website of the Corporation (www.axcan.com).

(ii)	describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code;

The Corporate Governance and Nominating Committee oversees the development of the Business Ethics and Conduct Code and reviews the code and its application on an annual basis and proposes modifications to the Board when advisable. Any waiver to such Business Ethics and Conduct Code for an employee must be obtained in writing and signed by (a) the President and CEO, (b) the Executive Vice President and COO or (c) the Vice President, Corporate Administration who must report any such exception(s) in writing annually to the Board. Similarly, any waiver to the Business Ethics and Conduct Code for Board members and members of the senior management team must be obtained in writing from the Corporate Governance and Nominating Committee. No such waivers have been granted since the date of the last Management Proxy Circular.

Also, In compliance with the Sarbanes-Oxley Act of 2002, the Corporation established a complaint notification system for its employees in Canada, the United States and more recently in France. The system provides for confidential, anonymous submissions by employees of concerns regarding questionable accounting or audit matters. Any reports related to these concerns are directed to the Chairman of the Audit Committee, the Chairman of the Corporate Governance and Nominating Committee and select officers. The system also allows employees in Canada and the United States to report other concerns related to matters of human resources. These reports related to human resources matters are provided to select officers of the Corporation.

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There was no material change report since October 1, 2005 pertaining to any conduct of a director or executive officer that constitutes a departure from the code.

(b)

Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Where a director or executive officer has a material interest in a transaction or an agreement that the Board may be considering, he is asked not to attend the discussions that the Board may have on this subject and not to vote on resolutions pertaining to this subject-matter.

(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

Every employee has received a copy of the Business Ethics and Conduct Code of the Corporation and is asked to read it and ask questions to his superior about its contents. Axcan requires each employee to discharge all responsibilities in accordance with the highest standards of business ethics and all applicable legal and regulatory requirements. All employees will be held accountable, as appropriate, for complying with the Business Ethics and Conduct Code and the underlying corporate policies.

Further, in June 2006, the Corporation launched an online training programme for all employees of the Corporation. This programme consists of courses on various topics related to ethics, compliance and corporate governance delivered over the Internet. Employees are expected to complete the courses according to a course curriculum that takes into account the relevance of the subjects to their areas of functional responsibility.

6.	Nomination of directors

(a)	Describe the process by which the Board identifies new candidates for Board nomination.

The Corporate Governance and Nominating Committee is responsible for recommending new candidate directors (when required) with the objective of achieving an appropriate balance of skills and characteristics on the Board. In particular, it determines and evaluates the aptitudes and expertise that the Board as a whole should possess and considers individual potential candidates in light of such aptitudes and expertise. The Board then considers the recommendations advanced by the Committee prior to the appointment or nomination of any new director with a view to achieving diversity among Board members. The director selection guidelines that the Committee applies can be found on the Corporation’s website: www.axcan.com. The Committee may retain the services of an independent search firm to help identify and assess potential Board candidates.

(b)	Disclose whether or not the Board has a Nominating Committee composed entirely of independent directors. If the Board does not have a Nominating Committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Corporation has a Corporate Governance and Nominating Committee composed entirely of independent directors.

(c)	If the Board has a Nominating Committee, describe the responsibilities, powers and operation of the Nominating Committee.

The purpose of the Corporate Governance and Nominating Committee with respect to its nomination functions is (i) to identify individuals with integrity, skill, experience and time to add to the effectiveness of the Board as members, (ii) recommend candidates to the Board and (iii) implement measures to assess and improve the effectiveness of the Board as a whole. The responsibilities and duties of the Committee include the following:

•	to consider and make recommendations to the Board regarding the aptitudes and expertise that the Board should possess and the aptitudes and skills each individual director should possess;
•	to identify and recommend to the Board suitable candidates for nomination to the Board to be presented for shareholder approval at the annual shareholders assembly;

•	to identify and investigate the background and qualifications of possible director candidates;
•	to consider and make recommendations to the Board regarding the optimum size and composition of the Board with a view to facilitating effective decision making; and
•

to review the size and composition of the different Board Committees, the balance of independence, skills and experience necessary to ensure the effectiveness of such Committees, and to recommend changes to the Board when same is required in the best interest of the Corporation.

The Committee will typically meet three times each year although meetings will be held as often as may be necessary or appropriate at such times and places as the Committee determines. At each meeting, the Committee must have the opportunity to meet in the absence of management.

The Committee has the sole authority to retain the services of advisors and/or experts should the Committee determine that such is important to the successful completion of the duties set forth in its charter, including in particular that of identifying and evaluating potential nominees. In such cases, the Committee will disclose the functions performed by such advisors and/or experts.

The Committee has the authority to delegate to a special sub-committee the responsibility of performing any one of the functions set forth in its charter.

A copy of the charter of the Committee can be obtained on the website of the Corporation (www.axcan.com).

7.	Compensation

(a)	Describe the process by which the Board determines the compensation for the issuer's directors and officers.

The Compensation Committee annually assesses and makes recommendations to the Board on the level and form of compensation for executives and outside directors. In making recommendations, the Committee reviews current compensation market trends in the industry and within its specific peer group in order to ensure the adequacy and fairness of the Corporation’s compensation practices. At the beginning of the fiscal year, the Committee also reviews and the Board approves corporate goals and objectives that are relevant to the compensation of the CEO and other executives. The Committee then evaluates the performance of the CEO and other executives against these preset goals and objectives along with the effectiveness of their leadership and makes recommendations to the Board with respect to the base salary and incentive compensation that should be paid to the CEO and other executives. For a further discussion on the compensation of directors and senior executives, please see the report of the Compensation Committee under section E of this Circular.

(b)

Disclose whether or not the Board has a Compensation Committee composed entirely of independent directors. If the Board does not have a Compensation Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Corporation has a Compensation Committee composed entirely of independent directors.

(c)	If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.

The primary responsibilities of the Compensation Committee are to (i) plan for the succession of the CEO and the senior executive officers (that qualify as the top three officers of the Corporation) (ii) evaluate the performance of the Corporation's CEO and the other senior executive officers; (iii) review and approve their respective objectives, and (iv) recommend to the Board the compensation of the CEO and senior executive officers in light of such review. The Committee's mandate also includes the following responsibilities:

•

to approve grants of stock options, restricted shares, and other forms of equity-based compensation to employees of the Corporation in accordance with the terms of the Corporation’s Stock Incentive Plan, as approved by the shareholders of the Corporation;

•

to propose new, and review former, policies concerning the compensation and benefits granted to employees of the Corporation and recommend guidelines including the establishment of categories of executives, pay scales, performance bonus guidelines, benefits and standardised equity based incentive compensation for each category of executive and more specifically the compensation of the top ten employees of the Corporation and its subsidiaries;

•	to review the directors’ compensation annually and report and propose adjustments to the Board; and
•	to establish and produce annually a report on executive compensation to be included in the Corporation's proxy circular.

In exercising its mandate, the Committee sets the standards for the compensation of executives based on industry data and seeks to attract, retain and motivate key executives to ensure the long-term success of the Corporation. The compensation of executives includes the three following components: (i) base salary; (ii) annual bonus based on performance; and (iii) long-term incentive grants that are also based on performance. The performance and the achievement of both the Corporation’s objectives and those specific to its executives are considered in determining compensation. The North American context of the Corporation’s activities and increased competition from the U.S. and international markets for its key executives is also taken under consideration.

The Committee will typically meet three times each year although meetings will be held as often as may be necessary or appropriate at such times and places as the Committee determines. At each meeting, the Committee must have the opportunity to meet in the absence of management.

The Committee has the resources and authority to discharge its duties and responsibilities, including the authority: (i) to delegate to either individual members of the Committee or subcommittees the responsibility of completing any one of the functions provided for herein should the Committee determine that same is feasible; and (ii) to select, retain, terminate and approve fees and other retention terms of experts and consultants. Any consultant or expert retained to assist the Committee in the performance of its duties is to report back to same exclusively.

A copy of the charter of the Committee can be obtained on the website of the Corporation (www.axcan.com). For a further discussion on the responsibilities, powers and operation of the Compensation Committee, please see the report of the Compensation Committee under section E of this Circular.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Over the course of the 2006 fiscal year, the Compensation Committee has engaged Mercer Human Resource Consulting to research market trends and provide benchmarking information regarding total compensation levels and mix for the Corporation’s executives and management employees and assisted with the implementation of a new long-term incentive plan for executives and other employees. Mercer also participated in the Corporation’s ongoing education program for members of the Board of Directors. While the information provided by Mercer has been used in the design of the above-mentioned compensation plans, the Compensation Committee retained responsibility for all decisions made.

8.	Other Board Committees

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has no other standing Committee.

9.	Assessments

Disclose whether or not the Board, its Committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its Committees, and its individual directors are performing effectively.

The Board and each Committee have written mandates, and there is a job description for directors available on the Corporation’s Website (www.axcan.com). Each director is expected to contribute to the Board deliberations, where they feel that they have appropriate competence and experience. The Corporate Governance and Nominating Committee is mandated to ensure that the Board has the right balance of competence and skills, and that the contributions of Board members, Committees of the Board, and the Board as a whole are reviewed on an annual basis. Different effectiveness and contribution review processes have been applied in the past, including a process involving questionnaires. Each director completes a written self-assessment questionnaire and discusses his/her contribution to the Board and its Committees with the Chair. In addition, each director completes a questionnaire concerning the effectiveness of the Board and each of the Committee on which he or she sits. The results of this survey are discussed by the Corporate Governance and Nominating Committee that then reports its findings to the Board.

The Corporate Governance and Nominating Committee monitors the quality of the relationship between management and the Board in order to recommend ways to improve that relationship.

AMENDMENT TO THE MEETING AGENDA

Except as otherwise specifically indicated, the information contained herein is given as at January 22, 2007. Management of the Corporation presently knows of no matters to come before the Meeting other than matters identified in the Notice of the Meeting. If any matters which are not known should properly come before the Meeting, according to the discretion conferred on them by the form of proxy, the persons named in the enclosed form of proxy will vote on such matters according to their best judgment.

APPROVAL OF THE DIRECTORS

The directors of the Corporation have approved the content and sending of this Circular to the shareholders, directors and auditors of the Corporation.

François Painchaud

Secretary

Mont Saint-Hilaire, Quebec, January 22, 2007.

SCHEDULE A - RESOLUTION FOR ADOPTION OF BY-LAW NO.1-2006

THAT the new general by-laws of the Corporation also referred to as By-law No.1-2006 (as described in Schedule B of the Management Proxy Circular dated January 22, 2007), be and are hereby ratified and approved.

SCHEDULE B - BY-LAW NO. 1-2006

A by-law relating generally to

the transaction of the business

and affairs of

Axcan Pharma Inc.

These general by-laws of the Corporation also referred to as By-law no. 1-2006, (i) have been passed by a resolution of the Board of Directors on November 29, 2006 (ii) restate, amend and replace By-law no. 1-2002 and (iii) have been ratified by the shareholders at the Annual General and Special Meeting held on February 28, 2007.

DIRECTORS AND OFFICERS

1.	Calling of and Notice of Meetings

Meetings of the board will be held on such day and at such time and place as the chairman of the board, the president or any 2 directors may determine. Notice of meetings of the board will be given by the secretary, the chairman, the president or any 2 directors and shall be sent to each director not less than 48 hours prior to the time when the meeting is to be held. The notice of the meeting shall specify the place, the date and the time of such meeting. It need specify neither the purpose nor the agenda of the meeting, but shall however detail any questions regarding the reserved powers of the directors. In the case where the convening of a meeting is considered by the chairman of the board or the president of the Corporation, in his or her discretion to be a matter of urgency, he or she may give verbal or written notice of a meeting of the board by telephonic, electronic or other communication facility not less than 1 hour before such meeting is to be held, and such notice shall be adequate for the meeting so convened. Each newly elected board may without notice hold its first meeting for the purposes of organization and the appointment of officers immediately following the meeting of shareholders at which such board was elected.

2.	Quorum and Voting

A majority of directors shall constitute a quorum for the transaction of business. No business shall be transacted by the directors except at a meeting of directors at which a quorum of the board is present and at which 25% of the directors present are Canadian residents.

3.	Votes to Govern

At all meetings of the board every question will be decided by a majority of the votes cast on the question; and in case of an equality of votes, the chair of the meeting will not be entitled to a second or casting vote.

4.	Committees of the Board of Directors

The board of directors may appoint from its number, 1 or more committees of the board. The composition, powers, duties and rules governing the meetings of each and every committee so created shall be determined by the board of directors.

5.	Officers

The board of directors may, when deemed necessary, appoint any qualified person, who need not be a shareholder of the Corporation, to the office of chairman of the board, chief executive officer, president, vice-president(s), treasurer, secretary or other similar position and provide for assistance to such officers. The board of directors may also fix the remuneration of any officer or assistant so appointed. Each individual appointed by the board of directors (i) may hold 2 or more offices within the Corporation, and (ii) shall have the powers and duties determined by the board of directors. The board of directors may also delegate to a managing director or committees of the board, the right to appoint any such qualified person and fix their remuneration, except for the office of the chairman of the board, chief executive officer and president.

6.	Interest of Directors and Officers Generally in Contracts

No director or officer will be disqualified by his or her office from contracting with the Corporation nor will any contract or arrangement entered into by or on behalf of the Corporation with any director or officer or in which any director or officer is in any way interested be liable to be voided nor will any director or officer so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established provided that, in each case, the director or officer has complied with the provisions of the Canada Business Corporations Act and other applicable securities laws.

SHAREHOLDERS’ MEETINGS

7.	Notice of Meetings

Notice of the time and place of a meeting of shareholders must be sent to each shareholder entitled to vote at the meeting, to each director and to the auditor of the Corporation not less than 21 days and no more than 60 days before the time when the meeting is to be held.

8.	Quorum

At any meeting of shareholders a quorum will be of at least 1 person (i) present in person or by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, (ii) entitled to vote at the meeting and (iii) holding or representing by proxy not less than 15% of the votes entitled to be cast at the meeting.

9.	Meetings by Telephonic or Electronic Means

A meeting of the shareholders may be held by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

10.	Postponement or Cancellation of Meetings

A meeting of shareholders may be postponed or cancelled by the board at any time prior to the date of the meeting.

11.	Procedures at Meetings

The board of directors may determine the procedures to be followed at any meeting of shareholders including, without limitation, the rules of order and special rules that may be deemed necessary or useful when using telephoned, electronic or similar means. Subject to the foregoing, the chair of a meeting may determine the procedures of the meeting in all respects.

12.	Scrutineers

The chairman at any meeting of shareholders may appoint one or more persons (who need not be shareholders) to act as scrutineer or scrutineers at the meeting.

INDEMNIFICATION

13.	Indemnification of Directors and Officers

The Corporation will indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or in a similar capacity, of another entity, and his or her heirs and legal representatives to the extent permitted by the Canada Business Corporations Act.

14.	Indemnity of Others

Except as otherwise required by the Canada Business Corporations Act and subject to paragraph 13, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as an employee, agent of or participant in another entity against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he or she served at the Corporation's request and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation or other entity and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his or her conduct was lawful.

15.	Right of Indemnity Not Exclusive

The provisions for indemnification contained in this or any by-laws of the Corporation will not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his or her official capacity and as to action in another capacity, and will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of that person's heirs and legal representatives.

16.	No Liability of Directors or Officers for Certain Matters

To the extent permitted by law, no director or officer for the time being of the Corporation will be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation will be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or body corporate with whom or which any moneys, securities or other assets belonging to the Corporation will be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same will happen by or through his or her failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Corporation is employed by or performs services for the Corporation otherwise than as a director or officer or is a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact that the person is a director or officer of the Corporation will not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

17.	Liability Insurance

The Corporation maintains insurance for the benefit of a director or officer of the Corporation, a former director or officer of the Corporation, or another individual who acts or has acted, at the Corporation's request, as a director or officer, or an individual acting in a similar capacity against any liability incurred by the individual (i) in the individual's capacity as a director or an officer of the Corporation or (ii) in the individual's capacity as a director or officer or similar capacity of another entity if the individual acts or acted in that capacity at the Corporation's request.

18.	Indemnification in Derivative Actions

The Corporation may, with the approval of the court, in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favor, advance to a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or has acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, moneys referred to in this paragraph 18 or indemnify against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions imposed by the Canada Business Corporations Act.

19.	Reimbursement of Expenses

Subject to a contractual agreement specifying or restricting this undertaking, a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or has acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with the Corporation or other entity, if the individual seeking indemnity fulfills the conditions imposed by the Canada Business Corporations Act.

His right to this indemnity will be exercised by the production, if need be, of supporting documents.

SHARE CERTIFICATES AND TRANSFER AGENTS

20.	Share Certificates

Share certificates (and the form of stock transfer power on the reverse side thereof) shall be in such form as the board of directors may from time to time approve by resolution. Such certificates shall be signed by 1 director and an officer of the Corporation. When signed, certificates shall be valid and binding upon the Corporation. Where a shareholder declares in writing that a share certificate which he or she holds has been lost, destroyed or stolen and describes the circumstance surrounding the event, the Corporation shall issue a new certificate in favour of the shareholder provided that the:

a)	shareholder's request has been made to the Corporation before the latter has been notified of the acquisition of his certificate by a purchaser acting in good faith;
b)	shareholder has provided the Corporation with a sufficient bond; and
c)	shareholder has satisfied any other reasonable requirements which the directors, the president or the secretary of the Corporation may determine.
21.	Transfer Agents

The board of directors may, from time to time, by resolution, appoint 1 or more transfer agents to keep register of transfers and/or 1 or more registrars to keep the securities registers. The transfer agent and/or agent keeping the securities registers shall keep the registers required for the recording or transfers of the securities of the Corporation. All certificates representing securities issued by the Corporation shall, in the event of any such appointment, be countersigned by or on behalf of 1 of the said transfer agents and/or registrars as the case may be.

BANKING ARRANGEMENTS

22.	Banking Arrangements

The banking business of the Corporation, or any part thereof, will be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, will be transacted on the Corporation's behalf by 1 or more officers or other persons as the board may designate, direct or authorize from time to time.

MISCELLANEOUS

23.	Invalidity of Any Provisions of this By-law

The invalidity or unenforceability of any provision of this by-law will not affect the validity or enforceability of the remaining provisions of this by-law.

24.	Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any shareholder, director, officer or auditor or any error in any notice not affecting its substance will not invalidate any action taken at any meeting to which the notice related or otherwise founded on the notice.

INTERPRETATION

25.	Interpretation

In this by-law and all other by-laws of the Corporation words importing the singular number include the plural and vice versa; words importing any gender include both genders; words importing persons include individuals, Corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and governmental authorities; "board" means the board of directors of the Corporation; "Canada Business Corporations Act" means Canada Business Corporations Act, R.S.C. 1985, c. C-44 as from time to time amended, re-enacted or replaced; terms that are not otherwise defined in this by-law have the meanings attributed to them in the Canada Business Corporations Act; and "meeting of shareholders" means an annual meeting of shareholders or a special meeting of shareholders; the provisions of the Canada Business Corporations Act apply to these by-laws provided that in the event of incompatibility with the Canada Business Corporations Act, the provisions of the Canada Business Corporations Act will prevail to the extent of such incompatibility.

26.	Discretion

Unless otherwise provided, where the by-laws confer a discretionary power on the directors, the latter shall exercise such power as they shall see fit, and shall act with integrity and faithfully, and in the best interests of the Corporation. The directors may also decide not to exercise such power. No provision contained in these by-laws shall be interpreted so as to increase the incumbent duties of the directors beyond those which are provided in the Canada Business Corporations Act.

REPEAL

27.	Repeal

By-law no. 1-2002 of the Corporation is repealed as of the coming into force of this by-law provided that such repeal will not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed will continue to act as if appointed by the directors under the provisions of this by-law or the Canada Business Corporations Act until their successors are appointed.

* * *

SCHEDULE C - RESOLUTION FOR ADOPTION OF AN AMENDMENT TO THE 2006 PLAN

THAT the Axcan Pharma Inc. 2006 Stock Incentive Plan (the “2006 Plan”) be and is hereby amended to extend automatically the term of an Award if such Award is to expire during a period when the Participant is prohibited by the Corporation from trading in Shares pursuant to its policies or within ten business days thereafter and to that effect Section 15(c) of the 2006 Plan is added to read as follows:

15(c). Term of Awards. Each Award Agreement shall, where applicable, specify a term at the end of which the Award expires, subject to earlier termination provisions contained in the Plan. However, if an Award is to expire during a period when the Participant is prohibited by the Company from trading in Shares pursuant to its policies (a “Blackout Period”), or within ten (10) business days of expiry of such Blackout Period, the term of such Award shall automatically be extended for a period of ten (10) business days immediately following the end of the Blackout Period (“Blackout Extension Period”).

THAT Section 17 of the 2006 Plan, be and is hereby deleted and replaced by the following provision that provides specific details relating to the ability for the Board to amend the 2006 Plan:

17. Amendment and Termination of the Plan. Subject to the exceptions set out below, the Board may amend, suspend or terminate this Plan, or any portion thereof, at any time, and may do so without shareholder approval, subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without seeking shareholder approval:

(a)

amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and the NASDAQ Stock Market);
(c)	amendments necessary in order for Awards to qualify for favourable treatment under applicable taxation laws;
(d)	amendments respecting administration of the Plan;
(e)	any amendment to the vesting provisions of the Plan or any Award;
(f)

any amendment to the early termination provisions of the Plan or any Award, whether or not such Award is held by an Insider, provided such amendment does not entail an extension beyond the original expiry date;

(g)

any amendment to the termination provisions of the Plan or any Award, other than an Award held by an Insider in the case of an amendment extending the term of an Award, provided any such amendment does not entail an extension of the expiry date of such Award beyond its original expiry date;

(h)

the addition of any form of financial assistance by the Company for the acquisition by all or certain categories of Participants of Shares under the Plan, and the subsequent amendment of any such provisions;

(i)	the addition or modification of a cashless exercise feature, payable in cash or Shares;
(j)	amendments necessary to suspend or terminate the Plan; and
(k)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

Shareholder approval will be required for the following types of amendments:

(i)	amendments to the number of Shares issuable under the Plan, including an increase to a fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage;

(ii)	any amendment to the Plan that increases the length of the Blackout Extension Periods;
(iii)	any amendment which would result in the exercise price for any Option granted under the Plan being lower than the fair market value of the Shares at the time the Option is granted;
(iv)	any amendment which reduces the exercise price or purchase price of an Option held by an Insider;
(v)	any amendment extending the term of an Option held by an Insider beyond its original expiry date except as otherwise permitted by the Plan; and
(vi)	amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX and the NASDAQ Stock Market).

In the event of any conflict between subsections (a) to (k) and subsections (i) to (vi) above, the latter shall prevail.

Except as expressly set forth herein, no action of the Committee, Board or shareholders shall alter or impair the rights of a Participant without the consent of the affected Participant, under any Award previously granted to the Participant.

* * *

SCHEDULE D - RESOLUTION FOR ADOPTION OF AN AMENDMENT TO THE 2002 PLAN

THAT the Axcan Pharma Inc. Stock Option Plan as Amended and Restated on November 12, 2002 (the “2002 Plan”) be and is hereby amended to extend automatically the term of an option if the option is to expire during a period when the holder is prohibited by the Corporation from trading in Common Shares pursuant to its policies within ten business days thereafter and to that effect Section 6.1.2 of the 2002 Plan is deleted and replaced by the following provision:

6.1.2.

Option Term - The period during which an option is exercisable shall not, subject to the provisions of the Plan, exceed ten (10) years from the date the option is granted. However, if an option is to expire during a period when the optionee is prohibited by Axcan from trading in Common Shares pursuant to its policies (a “Blackout Period”), or within ten (10) business days of expiry of such Blackout Period, the term of such option shall automatically be extended for a period of ten (10) business days immediately following the end of the Blackout Period (“Blackout Extension Period”).

THAT Section 9 of the 2002 Plan, be and is hereby deleted and replaced by the following provision that provides specific details relating to the ability for the Board to amend the 2002 Plan:

9.	AMENDMENT OR DISCONTINUANCE OF THE PLAN.
9.1

Subject to the exceptions set out below, the Board may amend, suspend or terminate this Plan, or any portion thereof, at any time, and may do so without shareholder approval, subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without seeking shareholder approval:

9.1.1

amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

9.1.2	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange and the NASDAQ Stock Market);
9.1.3	amendments necessary in order for options to qualify for favourable treatment under applicable taxation laws;
9.1.4	amendments respecting administration of the Plan;
9.1.5	any amendment to the vesting provisions of the Plan or any option;
9.1.6

any amendment to the early termination provisions of the Plan or any option, whether or not such option is held by an Insider, provided such amendment does not entail an extension beyond the original expiry date;

9.1.7

any amendment to the termination provisions of the Plan or any option, other than an option held by an Insider in the case of an amendment extending the term of an option, provided any such amendment does not entail an extension of the expiry date of such option beyond its original expiry date;

9.1.8

the addition of any form of financial assistance by Axcan for the acquisition by all or certain categories of eligible participants of Common Shares under the Plan, and the subsequent amendment of any such provisions;

9.1.9	the addition or modification of a cashless exercise feature, payable in cash or Common Shares;
9.1.10	amendments necessary to suspend or terminate the Plan; and
9.1.11	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

9.2	Shareholder approval will be required for the following types of amendments:
9.2.1

amendments to the number of Common Shares issuable under the Plan, including an increase to a fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;

9.2.2	any amendment to the Plan that increases the length of the Blackout Extension Periods;
9.2.3	any amendment which would result in the exercise price for any option granted under the Plan being lower than the fair market value of the Common Shares at the time the option is granted;
9.2.4	any amendment which reduces the exercise price or purchase price of an option held by an Insider;
9.2.5	any amendment extending the term of an option held by an Insider beyond its original expiry date except as otherwise permitted by the Plan; and
9.2.6	amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange and the NASDAQ Stock Market).
9.3	In the event of any conflict between subsections 9.1.1 to 9.1.11 and subsections 9.2.1 to 9.2.6 above, the latter shall prevail.
9.4

Except as expressly set forth herein, no action of the Board or shareholders shall alter or impair the rights of an optionee without the consent of the affected optionee, under any option previously granted to such optionee.

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SCHEDULE E - SUMMARY OF THE 2006 STOCK INCENTIVE PLAN

The following is a summary of the principal provisions of the 2006 Plan.

Purpose of the 2006 Plan

The purpose of the 2006 Plan is to provide a flexible global framework that will permit Axcan’s Board to strategically grant stock-based incentive compensation that is aligned with Axcan’s business strategy, its competitive markets, and the regulatory climate. Axcan believes that it is in the best interest of shareholders for employees to own stock in Axcan and that such ownership will:

•	enhance Axcan’s ability to attract highly qualified personnel on a global basis,
•	strengthen its retention capabilities,
•	enhance the long-term performance and competitiveness of Axcan as a multinational company, and
•	align the interests of participants with those of stockholders.

The 2006 Plan is designed to link the financial rewards of employees, wherever located, to Axcan’s long-term performance and enhances Axcan’s ability to compete in the regional markets where Axcan does business. It is a versatile, strong plan that closely corresponds with corporate governance guidelines and allows Axcan to compete for talent around the world.

Description of the 2006 Plan

General. A maximum of 2,300,000 common shares, being approximately 5.0% of the common shares outstanding as at January 22, 2007 may be made the subject of awards under the 2006 Plan, with no more than 800,000 shares being available for awards in the form of Restricted Shares, Restricted Share Units (“RSUs”), Unrestricted Shares, Deferred Share Units (“DSUs”) and Performance Shares. During the term of the 2006 Plan, no participant may receive awards that relate to more than 5% of the issued and outstanding shares (on a non-diluted basis) on the date of grant. However, these limits will be automatically adjusted in the event of certain changes in the capitalization of the Corporation.

The 2006 Plan is administered by a committee (the “Plan Committee”) appointed by the Board in accordance with Section 4 of the 2006 Plan; provided that for the purposes of performance awards granted pursuant to the U.S. Sub-Plan, at least two or more of the Plan Committee members are “non-employee directors” within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or an “outside director” within the meaning of Section 162(m) of the United States Internal Revenue Code of 1986, as amended (the “Code”), to the extent that awards are intended to qualify for exemptions from these respective provisions. The Plan Committee has authority, subject to the terms of the 2006 Plan, to determine when and to whom to make grants, the type of award and the number of shares to be covered by the grants, the fair market value of shares, the terms of the grants, which includes the exercise price of the common shares covered by options, any applicable vesting provisions, and conditions under which awards may be terminated, expired, cancelled, renewed or replaced, and to construe and interpret the terms of the 2006 Plan and awards. Subject to applicable law, the Plan Committee may delegate administrative functions to officers or other designated employees of Axcan or its affiliates.

The total number of shares reserved for issuance to Insiders (as defined in the Securities Act (Quebec)) and their Associates (as defined in the Securities Act (Quebec)) under the 2006 Plan or any other plan involving the issuance of shares of Axcan shall not exceed 10% of the common shares outstanding on the date of reservation of such shares. In addition, the total number of common shares issued to all Insiders and their Associates under the Plan or any other plans of the Corporation within a one-year period, shall not exceed 10% of the common shares outstanding on the date of issuance of such shares.

The 2006 Plan does not provide for any financial assistance to be extended by Axcan to participants in connection with the purchase of common shares under option or RSU awards. Directors and employees of Axcan and its affiliates may be granted awards, though the U.S. Sub-Plan provides that only employees may receive incentive share options (“ISOs”) within the meaning of section 422 of the Code.

The Board has full power and authority to amend the 2006 Plan without shareholder approval, except (i) where otherwise required under applicable rules of stock exchange or securities regulators; or (ii) with respect to limits on awards to outside directors. Nonetheless, any amendment to the 2006 Plan may not materially and adversely affect previously granted awards in absence of a participant’s written consent unless the amendment relates to certain corporate transactions (as explained in greater detail further below). In addition, the Board may not amend without shareholder approval the 1% limit referred to under the subsection below entitled “Options” in respect of Options or Share Appreciation Rights (“SARs”) awarded to outside directors; or reprice Options or SARs without shareholder approval.

To date, 217,875 RSUs, 479,320 Options and 10,009 DSUs have been awarded under the 2006 Plan, for a total of 707,204 awards.

Options. Options granted under the 2006 Plan provide participants with the right to purchase shares at a predetermined exercise price. Under the U.S. Sub-Plan, the Plan Committee may grant ISOs and non-ISOs; provided that ISO treatment is not available for options that become first exercisable in any calendar year for shares that have a value exceeding U.S. $100,000 (based upon the fair market value of the shares on the option grant date).

In addition, under Section 6 of the 2006 Plan and subject to applicable law, outside directors are granted options that have a fixed value of U.S. $25,000 (as determined under the Black-Scholes or similar model on the grant d ate) as part of their annual compensation (with one-year vesting), as well as a one-time option grant for each new outside director that has a fixed value of approximately U.S. $50,000 (with five-year pro rata vesting). However, an outside director is only eligible to receive new option or SAR grants to the extent that the shares subject to the directors’ aggregate options or SARs do not exceed 1% of shares outstanding on the date of grant. In the event an option grant exceeds this limit, the director is precluded from receiving the grant and may, instead, elect to receive a cash payment or DSUs in the amount the director is precluded from receiving because of the 1% limit.

The 2006 Plan also includes special rules for option grants to employees who are residents of France or who are or may become subject to French tax. For example, under the French Sub-Plan, options may only be granted to an employee or executive officer of a company incorporated in France that complies with the capital and control requirements of the French Code of Commerce. The Plan Committee may not grant options during the 20 days after (i) the payment of a dividend, or (ii) after the allocation to stockholders of negotiable preferential subscription rights in the frame of an increase of Axcan capital stock. In addition, no options may be granted under the French Sub-Plan during the ten trading days preceding or following the publication of the annual financial consolidated statements of Axcan or the publication of its annual financial statements in the absence of consolidated statements. Also, no option may be granted under the French Sub-Plan during the period starting from any date on which the corporate management of Axcan is aware of any price-sensitive information which, if published, might have a significant impact on the price of the Shares, and ending ten consecutive trading days after the publication of that information.

SARs. A SAR generally permits a participant who receives it to receive, upon exercise, shares equal in value to the excess of (i) the fair market value, on the date of exercise, of the shares with respect to which the SAR is being exercised, over (ii) the exercise price of the SAR for such shares. The Plan Committee may grant SARs in tandem with options, or independently of them. SARs that are independent of options may limit the value payable on its exercise to a percentage, not exceeding 100%, of the excess value.

Exercise Price for Options and SARs. The per share purchase price under each option or SAR granted shall be established by the Plan Committee at the time the option or SAR is granted. However, the per share purchase price shall not be less than 100% of the fair market value (generally, the current price reflected in trading on the TSX, which is our principal trading market) of a common share on the last trading day preceding the date the option is granted. Alternatively, under the U.S. Sub-Plan, the per share purchase price of each option or SAR shall be 100% of fair market value, which is generally the current price reflected in trading on the NASDAQ on the grant date of the underlying shares subject to the award. The Plan expressly prohibits the repricing of stock options and SARs whose exercise price is reduced.

Exercise of Options and SARs. Each option granted pursuant to the 2006 Plan shall be for such term as determined by the Plan Committee; provided, however, that no option or SAR shall have a term longer than seven years from the date it was granted (five years in the case of ISOs granted under the U.S. Sub-Plan to employees who, at the time of grant, own more than 10% of Axcan’s outstanding shares). To the extent exercisable in accordance with the agreement evidencing an option grant, an option or SAR may be exercised in whole or in part, and from time to time during its term; subject to earlier termination relating to a holder’s termination of employment or service. With respect to options, the Plan Committee has the discretion to accept payment of the exercise price in any of the following forms (or combination of them): cash or check in a currency to be determined by the Plan Committee, certain common shares, and cashless exercise under a program the Plan Committee approves.

Subject to the terms of the agreement evidencing an option grant, an otherwise exercisable option may be exercised during: (i) the six-month period after an outside director having been awarded options in such capacity ceases to serve on the Board for any reason; (ii) the one-year period after an optionee’s (other than an outside director’s) termination of service due to retirement, death or disability; and (iii) during the three-month period after an optionee’s (other than an outside director’s) termination of employment for any reason (except cause) (but in no case later than the termination date of the option). Alternative exercise rules apply for options granted under the French Sub-Plan. For example, participants with options granted pursuant to the French Sub-Plan are prohibited from exercise for a period of one year following the grant date, and, in the event a participant terminates service due to death, disability or retirement, exercise rules based on French tax and employment law apply. In addition, although options are forfeited in the event a participant is terminated for cause, the French Sub-Plan provides that a participant terminated for cause may exercise options within three months if the termination occurs at least four years after the date of grant. The agreements evidencing the grant of an option may, in the discretion of the Plan Committee, set forth additional or different terms and conditions applicable to such option upon a termination or change in status of the employment or service of the option holder. All SARs are to be settled in shares of Axcan’s stock, cash, or a combination of these that the Plan Committee approves in its discretion, and shall be counted in full against the number of shares available for award under the 2006 Plan, regardless of the number of exercise gain shares issued upon settlement of the SARs.

Restricted Shares, RSUs, and Unrestricted Shares. Under the 2006 Plan and subject to applicable law, the Plan Committee may grant restricted shares that are forfeitable until certain vesting requirements are met, may grant RSUs which represent the right to receive shares after certain vesting requirements are met, and may grant unrestricted shares as to which the participant’s interest is immediately vested. The 2006 Plan provides the Plan Committee with discretion to determine the terms and conditions under which a participant’s interests in such awards becomes vested.

In contrast, under the French Sub-Plan, restricted shares and RSUs may only be granted for free, and are subject to a minimum vesting and non-transferability requirement of two years. In addition, following the expiration of the period of prohibition to sell, no shares received in accordance with an award under the French Sub-Plan may be sold during the ten trading days preceding or following the publication of the annual financial consolidated statements of the Corporation, or the publication of its annual financial statements in the absence of consolidated statements.

DSUs. The 2006 Plan provides for awards of DSUs in order to permit certain directors or select members of management to defer their receipt of compensation payable in cash or shares (including shares that would otherwise be issued upon the vesting of restricted shares and RSUs). In particular, at each annual meeting, elected outside directors receive DSUs with respect to shares having a value of U.S. $15,000. Notwithstanding the foregoing, distributions to directors pursuant to a DSU award shall be settled in cash, or, if allowed under applicable law, in shares, in an amount equal to the fair market value of the shares, and only upon the occurrence and at the earliest of the director’s death or the date the director ceases to be a board member. DSUs represent a future right to receive shares or their equivalent fair market value at the time of distribution.

In general, whenever shares are released pursuant to an award for restricted shares or RSUs, the participant will be entitled to receive additional shares that reflect any stock dividends that Axcan’s shareholders received between the date of the award and issuance or release of the shares. Likewise, a participant will be entitled to receive a cash payment reflecting cash dividends paid to Axcan’s shareholders during the same period. Such cash dividends will accrue simple interest, at a rate the Plan Committee determines, from their payment date to Axcan’s shareholders until paid in cash when the shares to which they relate are either released from restrictions in the case of restricted shares or issued in the case of RSUs. However, in the case of DSUs granted to directors pursuant to Section 9(g) of the 2006 Plan, additional DSUs will be credited to the director’s account to reflect any dividends shareholders received between the date the DSUs were granted and the date the DSUs are settled.

Performance Awards. The 2006 Plan authorizes the Plan Committee to grant performance-based awards in the form of performance units that the Plan Committee may, or may not, designate as “Performance Compensation Awards” that are intended to be exempt from Code Section 162(m) limitations. In either case, performance awards vest and become payable based upon the achievement, within the specified period of time, of performance objectives applicable to the individual, Axcan, or any affiliate. Performance awards are payable in common shares, cash, or some combination of the two; subject to an individual participant limit of $2,000,000 in cash in Canadian or U.S. dollars and 5% of shares outstanding per performance period (limited to 2,300,000 shares). The Plan Committee decides the length of performance periods, but the periods may not be less than one fiscal year of Axcan.

With respect to Performance Compensation Awards, the 2006 Plan requires that the Plan Committee specify in writing the performance period to which the award relates, and an objective formula by which to measure whether and the extent to which the award is earned on the basis of the level of performance achieved with respect to one or more performance measures. Once established for a performance period, the performance measures and performance formula applicable to the award under the U.S. Sub-Plan may not be amended or modified in a manner that would cause the compensation payable under the award to fail to constitute performance-based compensation under Code Section 162(m).

Under the U.S. Sub-Plan, the possible performance measures for Performance Compensation Awards include basic, diluted or adjusted earnings per share; sales or revenue; earnings before interest, taxes and other adjustments (in total or on a per share basis); basic or adjusted net income; returns on equity, assets, capital, revenue or similar measure; economic value added; working capital; total shareholder return; and product development, product market share, research, licensing, litigation, human resources, information services, mergers, acquisitions, and sales of assets of affiliates or business units. Each measure will be, to the extent applicable, determined in accordance with generally accepted accounting principles as consistently applied by Axcan (or such other standard applied by the Plan

Committee) and, if so determined by the Plan Committee, and in the case of a Performance Compensation Award under the U.S. Sub-Plan, to the extent permitted under Code Section 162(m), adjusted to omit the effects of extraordinary items, gain or loss on the disposal of a business segment, unusual or infrequently occurring events and transactions and cumulative effects of changes in accounting principles. Performance measures may vary from performance period to performance period, and from participant to participant, and may be established on a stand-alone basis, in tandem or in the alternative.

Income Tax Withholding. As a condition for the issuance of shares pursuant to awards, the 2006 Plan requires that the participant satisfy any applicable withholding tax obligations that may arise in connection with the award or the issuance of shares.

Transferability. Awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of other than by will or the laws of descent and distribution, except to the extent the Plan Committee permits and on such terms and conditions as set forth in an award.

Certain Corporate Transactions. The 2006 Plan provides that the number of shares covered by each outstanding award, and the number of shares that have been authorized for issuance under the 2006 Plan but as to which no awards have yet been granted or that have been returned to the 2006 Plan upon cancellation, forfeiture, or expiration of an award, as well as the price per share covered by each such outstanding award, are automatically adjusted to reflect any increase or decrease in the number of issued shares resulting from a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of the shares, or any other increase or decrease in the number of issued shares effected without receipt of consideration by the Corporation. In the event of any such transaction or event, the Plan Committee may provide in substitution for any or all outstanding awards under the 2006 Plan such alternative consideration (including securities of any surviving entity) as it may in good faith determine to be equitable under the circumstances and may require in connection therewith the surrender of all awards so replaced. In any case, such substitution of securities will not require the consent of any person who is granted an award pursuant to the 2006 Plan. Notwithstanding the foregoing, the Plan Committee may not cancel an outstanding option that is underwater for the purpose of reissuing the option to the participant at a lower exercise price or granting a replacement award of a different type.

In addition, in the event or in anticipation of a Change in Control (as defined in the 2006 Plan), the Plan Committee may at any time in its sole and absolute discretion and authority, without obtaining the approval or consent of Axcan’s shareholders or any participant with respect to his or her outstanding awards (except to the extent an award provides otherwise), take one or more of the following actions: (i) arrange for or otherwise provide that each outstanding award will be assumed or substituted with a substantially equivalent award by a successor corporation or a parent or subsidiary of such successor corporation; (ii) accelerate the vesting of an award for any period (and may provide for termination of unexercised options and SARs at the end of that period) so that awards shall vest (and, to the extent applicable, become exercisable) as to the shares that otherwise would have been unvested and provide that repurchase rights of Axcan with respect to shares issued upon exercise of an award shall lapse as to the shares subject to such repurchase right; (iii) arrange or otherwise provide for payment of cash or other consideration to participants in exchange for the satisfaction and cancellation of outstanding awards; or (iv) make such other modifications, adjustments or amendments to outstanding awards or this 2006 Plan as the Committee deems necessary or appropriate, subject however to the terms of the 2006 Plan.

Notwithstanding the above, in the event a participant holding an award assumed or substituted by the successor corporation in a Change in Control is Involuntarily Terminated (as defined in the 2006 Plan) by the successor corporation in connection with, or within twelve months following consummation of, the Change in Control, then any assumed or substituted award held by the terminated participant at the time of termination shall accelerate and become fully vested (and exercisable in full in the case of options and SARs), and any repurchase right applicable to any shares shall lapse in full. The acceleration of vesting and lapse of repurchase rights provided for in the previous sentence shall occur immediately prior to the effective date of the participant’s termination.

In the event of any distribution to Axcan’s shareholders of securities of any other entity or other assets (other than dividends payable in cash or Axcan stock) without receipt of consideration by Axcan, the Plan Committee may, in its discretion, appropriately adjust the price per share covered by each outstanding award to reflect the effect of such distribution. Finally, if Axcan dissolves or liquidates, all awards will immediately terminate, subject to the ability of the Board to exercise any discretion that the Board may exercise in the case of a Change in Control.

Term of the 2006 Plan; Amendments or Termination. The Board has the power to terminate, amend, alter, suspend, or discontinue the 2006 Plan at any time. If the Board does not take action to earlier terminate the 2006 Plan, it will terminate on September 13, 2015. Certain amendments may require the approval of the TSX and of Axcan’s shareholders. No amendment, suspension, or termination of the 2006 Plan shall materially and adversely affect awards that previously had been granted without the written consent of the holders of those awards unless it relates to an adjustment pursuant to certain transactions that change Axcan’s capitalization or it is otherwise mutually agreed between the participant and the Plan Committee. Notwithstanding the foregoing, the Plan Committee may amend the

2006 Plan to eliminate provisions which are no longer necessary as a result of changes in tax or securities laws or regulations, or in the interpretation thereof.

The ESPP Sub-Plan. As a key feature of the 2006 Plan, the ESPP Sub-Plan is primarily designed to retain and motivate the employees of Axcan’s designated U.S. affiliates by encouraging them to acquire ownership in Axcan on a tax-favoured basis. In particular, the ESPP Sub-Plan is intended to be an "employee stock purchase plan" within the meaning of Section 423 of the Code, and thereby to allow participating employees to defer recognition of taxes when purchasing common shares at a discount under such a purchase plan.

•

Shares. Axcan is not reserving any common shares for issuance under the ESPP Sub-Plan. Instead, a designated broker (the “Designated Broker”) is purchasing shares for participants on the open market. The Designated Broker shall purchase all shares on the open market, provided, however, that no more than 2,250,000 shares (as adjusted for stock dividends, splits, and other similar events) shall be purchased pursuant to a purchase right issued under the ESPP Sub-Plan and in accordance with Section 3 of the 2006 Plan.

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Administration. The Plan Committee also administers the ESPP Sub-Plan and has full authority to construe, interpret, and apply the terms of the ESPP Sub-Plan, to determine eligibility, to adjudicate all disputed claims under the ESPP Sub-Plan, to adopt, amend and rescind any rules deemed appropriate for the administration of the ESPP Sub-Plan, and to make all other determinations necessary or advisable for the administration of the ESPP Sub-Plan. Determinations by the Plan Committee, as to the interpretation and operation of the ESPP Sub-Plan, are final and binding on all parties.

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Purchase Periods And Purchase Dates. Under the ESPP Sub-Plan, eligible employees electing to participate in the ESPP Sub-Plan are entitled to purchase common shares of Axcan during periods of one month’s duration beginning on the first day of each calendar month (e.g., January 1, February 1, March 1, etc.) and ending on the last day of the same calendar month (the “Purchase Period”). The Plan Committee has the power to change the duration and/or frequency of Purchase Periods with respect to future purchases without stockholder approval, however no purchase period shall exceed 27 consecutive months.

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Eligibility. All employees of Axcan’s designated U.S. subsidiaries (including Axcan Scandipharm Inc. and any other designated, related entities for sub-plans) are eligible to participate in the ESPP Sub-Plan, except persons whose customary employment is less than 20 hours per week, and persons who have been employed by Axcan’s designated U.S. subsidiaries for less than three months as of the date before the first business day of the Purchase Period. Persons who are deemed for purposes of Section 423(b)(3) of the Code, to own common shares possessing 5% or more of the total combined voting power or value of all classes of shares of the Corporation or shares of a subsidiary are ineligible to participate in the ESPP Sub-Plan. In addition, if an option granted pursuant to the ESPP Sub-Plan would permit a person's rights to purchase common shares to accrue at a rate that exceeds U.S. $25,000 of the fair market value of such common shares, such person is not eligible to participate in the ESPP Sub-Plan. However, the Plan Committee, in its sole discretion, may permit directors, employees who are 5% or more stockholders, and independent contractors to participate in certain sub-plans which are not designed to qualify as Code Section 423 plans.

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Participation. Eligible employees may elect to participate in the ESPP Sub-Plan by electing to make payroll deductions during the Purchase Period, subject to limits set forth in the ESPP Sub-Plan and established by the Committee. The maximum number of shares a participant may purchase during each purchase period shall be the number of shares for which the aggregate purchase price equals the lesser of 15% of the employee’s compensation earned during the Purchase Period or U.S. $25,000. All sums deducted from the regular compensation of participants are credited to a share purchase account established for each participant on Axcan’s books, but prior to use of these funds for the purchase of common shares of Axcan in accordance with the ESPP Sub-Plan, Axcan may use these funds for any valid corporate purpose. Axcan is not under any obligation to pay interest on funds credited to a participant's stock purchase account in any event.

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Price. The price per common share purchased under the ESPP Sub-Plan during a Purchase Period is 85% of the closing price of Axcan’s shares on the NASDAQ on the last day of such Purchase Period and to the extent such price is below fair market value, Axcan will make a cash payment to the broker to subsidize the discount; provided that, before the first business day of any Purchase Period, the Plan Committee may establish a different formula for determining the price, so long as the formula does not result in a lower price than is allowed under Code Section 423(b)(6). Each participating employee receives an option, effective on the first day of the Purchase Period, to purchase common shares on the last day of the Purchase Period. The number of shares which a participant may purchase under the option during each Purchase Period is the quotient of the aggregate payroll deductions in the Purchase Period authorized by the participant, and not withdrawn, divided by the applicable purchase price.

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Purchase of Shares. A participant’s option to purchase common shares pursuant to the ESPP Sub-Plan is automatically exercised on the last day of each applicable Purchase Period. Before that date, a participant may terminate his or her participation in the ESPP Sub-Plan by providing written notice to Axcan or its Designated Broker at least five days prior to the last day of the Purchase Period. A participant who terminates his or her participation in the ESPP Sub-Plan during a Purchase Period will receive a refund of his or her ESPP Sub-Plan contributions. If a participant fails to work at least 20 hours per week during a Purchase Period, the participant shall be deemed to have terminated his or her participation in the ESPP Sub-Plan. Other than terminating his or her participation in the ESPP Sub-Plan altogether, once a Purchase Period begins, a participant may not increase or decrease how much he or she has elected to contribute to the ESPP Sub-Plan during the Purchase Period (unless the Plan Committee provides for such before the Purchase Period begins).

•	Transferability. Options under the ESPP Sub-Plan may not be assigned, transferred, pledged, or otherwise disposed of except by will or in accordance with the laws of descent and distribution.
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Employment Termination. If a participant’s employment terminates for any reason, his or her payroll deductions or contributions will be refunded, and the participant will have up to 30 days to transfer Common shares from the ESPP Sub-Plan to himself or herself, a designated beneficiary, or a broker. If the participant’s common shares are not so transferred, a share certificate will be issued and mailed to the participant.

•	Duration of ESPP Sub-Plan. The ESPP Sub-Plan will expire on September 13, 2015, unless the Board exercises its discretion to terminate it on an earlier date.
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Amendment or Termination of the ESPP Sub-Plan. Axcan’s Board may at any time amend or terminate the ESPP Sub-Plan, subject to shareholder approval to the extent the Board or the Administrator determines that such approval is appropriate, for example, to conform the ESPP Sub-Plan with Section 423 of the Code (currently, for example, the approval of the shareholders of Axcan is required to increase the number of common shares authorized for purchase under the ESPP Sub-Plan or to change the class of employees eligible to receive options under the ESPP Sub-Plan, other than to designate additional affiliates as eligible subsidiaries for the ESPP Sub-Plan).

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Change in Corporation Capital Structure. If there is any change in the shares of Axcan as a result of a merger, consolidation, reorganization, recapitalization, declaration of stock dividends, stock split, combination of shares, exchange of shares, change in corporate structure, or similar event, appropriate adjustments will be made to the class and number of shares each participant may purchase, and the class and number of shares and the price per share under each outstanding purchase right.

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SCHEDULE F - SUMMARY OF THE 2002 PLAN

The following is a summary of the principal provisions of the 2002 Plan.

The purpose of the 2002 Plan was to provide directors, senior executives, consultants and full-time employees of Axcan and its subsidiaries (Axcan and its subsidiaries, present and future, being hereinafter referred to collectively as the "Corporations"), with a proprietary interest through the granting of options to purchase common shares of Axcan, subject to prescribed conditions. The maximum number common shares issuable under the 2002 Plan was 4,500,000 common shares, representing approximately 9% of the common shares issued and outstanding. The 2002 Plan was replaced by the 2006 Plan on February 22, 2006 and as of that date no more options were issued under the 2002 Plan. It remains in force solely to govern the 2,717,152 options already issued under the 2002 Plan representing approximately 5.9% of the common shares issued and outstanding as of January 22, 2007.

Granting of Options

The total number of common shares reserved for issuance to insiders ("Insiders" as defined in the Securities Act (Quebec)) and their associates ("Associates" as defined in the Securities Act (Quebec)) under the 2002 Plan or any Other Plans (as defined below) was not to exceed 10% of the common shares outstanding on the date of reservation of such common shares. The total number of common shares issued to all Insiders and their Associates under the 2002 Plan or Other Plans within a one-year period, was not to exceed 10% of the common shares outstanding on the date of issuance of such common shares. The total number of common shares issued to any one Insider and his Associates under the 2002 Plan or Other Plans within a one-year period was not to exceed 5% of the common shares outstanding on the date of issuance of such common shares. The total number of common shares to be optioned to any one individual under the 2002 Plan, when combined with the number of common shares issued or issuable to such individual under any of the Other Plans, was not to exceed 5% of the total issued and outstanding common shares as of the date of grant of the option.

Option Price and Option Term

The option price per share for common shares which are the subject of any option are reported closing price for common shares on any stock exchange on which common shares were then listed on the last trading day before the day on which the option was granted, subject to prescribed conditions. Prior to its expiration or earlier termination in accordance with the 2002 Plan, each option is exercisable as to the whole or any portion thereof at the time or times stipulated. The Board could, at the time of granting a particular option, impose such conditions as it determined in its sole discretion regarding the time or times at which the option may be exercised in whole or in part. The period during which an option is exercisable does not, subject to the provisions of the 2002 Plan, exceed ten years from the date the option was granted.

Effect of Termination of Office or Employment or Death

Upon an optionee's full-time employment or consulting services with the Corporations being terminated for cause or upon an optionee ceasing to be a director or senior executive of any of the Corporations by reason of his being removed or becoming disqualified from being a director or senior executive by law, any option or the unexercised portion thereof granted to him shall terminate forthwith.

Upon an optionee's full-time employment or consulting services with the Corporations being terminated (except in the case of transfer from one Corporation to another Corporation contemplated herein) otherwise than by reason of death or termination for cause, or upon an optionee ceasing to be a director (other than an Outside Director) or senior executive of any of the Corporations other than by reason of death, removal or disqualification by law, any option or unexercised portion thereof granted to such optionee may be exercised by him only for that number of common shares which he was entitled to acquire under the option at the time of such termination or cessation.

If an optionee dies while employed on a full-time basis by any of the Corporations or while serving as a director, Consultant (as defined below) or senior executive of any of the Corporations, any option or unexercised portion thereof granted to such optionee may be exercised by a legatee or legatees of such optionee under the optionee's last will or by his personal representatives for that number of common shares which he or she was entitled to acquire under the option at the time of his demise.

Non-Assignability of Options

Each option granted is personal to the optionee and shall not be assignable or transferable by the optionee, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased optionee. No option granted shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity, and, subject to the foregoing exception in the case of death, each option granted hereunder may be exercised only by the optionee.

Amendment or Discontinuance of the 2002 Plan

Under the current amendment provisions of the 2002 Plan, the Board may amend, subject to the prior approval of the TSX or other relevant regulatory authorities, or discontinue the 2002 Plan or the terms of any options granted under the 2002 Plan at any time, provided, however, that no such amendment may detrimentally alter any option previously granted to an optionee under the 2002 Plan without the consent of the optionee, except to the extent required by law.

In the event Axcan proposes to amalgamate, merge or consolidate with any other Corporation (other than with a wholly-owned Subsidiary of Axcan (as defined below)) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the common shares or any part thereof shall be made to all holders of common shares, Axcan shall have the right, upon written notice thereof to each optionee holding options under the 2002 Plan, to permit the exercise of all such options within the 30 day period next following the date of such notice and to determine that upon the expiration of such 30 day period, all rights of optionees to such options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have any further force or effect whatsoever.

The Board may, by resolution, advance the date on which any option may be exercised, in the manner to be set forth in such resolution. The Board shall not, in the event of any such advancement, be under any obligation to advance the date upon which any option may be exercised by any other optionee. The Board may, by resolution, but subject to applicable regulatory provisions, decide that any of the provisions hereof concerning the effect of termination of the optionee's full-time employment, consulting services or cessation of the optionee's office as senior executive or director shall not apply for any reason acceptable to the Board.

For purposes of this summary:

the term "Consultant" means any person or company engaged to provide ongoing management or consulting services for the Corporations;

the term "Other Plans" means any stock option, stock option plan, stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of shares to one or more directors, senior executives, Consultants or full-time employees, including a share purchase from treasury which is financially assisted by any of the Corporations by way of a loan, guaranty or otherwise and including without limitation Axcan's Share Purchase Plan adopted on December 15, 1995 and Axcan's Stock Participation Plan adopted on December 15, 1995;

the term "Outside Director" means a director of any of the Corporations who is not an employee of any of the Corporations and a director who has ceased to be an employee of any of the Corporations as at and from the date of such termination; and

the term "Subsidiary of Axcan" means any corporation (other than Axcan) in an unbroken chain of corporations beginning with Axcan if, at the time of the granting of the option hereunder, each of the corporations other than the last corporation in the unbroken chain owns shares to which are attached more than 50% of the aggregate voting rights attached to all classes of shares in one of the other corporations in such chain.

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